Exhibit (a)(1)(i)

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

October 10, 2013

INVECTURE GROUP, S.A. de C.V.

OFFER TO PURCHASE FOR CASH

All of the Outstanding Common Shares of

KIMBER RESOURCES INC.

On the Basis of

Cdn$0.15 IN CASH FOR EACH COMMON SHARE

Invecture Group, S.A. de C.V. (the “Offeror”) hereby offers to purchase, on and subject to the terms and conditions of the Offer (as defined below), at a price of Cdn$0.15 cash per common share (the “Offer Price”), all of the issued and outstanding common shares (“Common Shares”) of Kimber Resources Inc. (“Kimber”), other than any Common Shares owned directly or indirectly by the Offeror and its affiliates, and including Common Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Kimber that are convertible into or exchangeable or exercisable for Common Shares (the “Offer”).

The Board of Directors of Kimber (the “Kimber Board”), after consultation with its financial and legal advisors, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Kimber and the holders of its Common Shares (the “Shareholders”) and, accordingly, the Kimber Board has agreed to UNANIMOUSLY RECOMMEND that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “KBR”. The Offer values Kimber at approximately $12.7 million on a fully-diluted basis, excluding the Common Shares issued to the Offeror pursuant to the Private Placement (as defined herein), and represents a premium of approximately 67% to the closing price of the Common Shares on the TSX on September 24, 2013, the last trading day prior to the announcement of the Offer, and a premium of approximately 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013.

Information Agent for this Offer is:

Laurel Hill Advisory Group

North American Toll-Free

1-877-452-7184

Banks and Brokers and collect calls outside North America

1-416-304-0211

Email

assistance@laurelhill.com

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON NOVEMBER 15, 2013 (THE “EXPIRY TIME”) UNLESS EXTENDED OR WITHDRAWN IN ACCORDANCE WITH ITS TERMS.

The Offeror and Kimber entered into a support agreement (the “Support Agreement”) on September 25, 2013, pursuant to which the Offeror has agreed to make the Offer and Kimber has agreed to support the Offer and not solicit any competing Acquisition Proposals (as defined below). See Section 4 of the accompanying circular (the “Circular”), “Support Agreement”.

The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares that constitutes at least 66 2/3% of the Common Shares then outstanding, excluding the Common Shares issued to the Offeror under the Private Placement (as defined herein). The Offer is not subject to any financing condition. Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or before the Expiry Time. See Section 4 of the Offer, “Conditions of the Offer”.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on BLUE paper) and deposit it (or a manually executed facsimile thereof), together with certificates representing their Common Shares, with Computershare Investor Services Inc. (the “Depositary”) at its office set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper). Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee (collectively, “Beneficial Shareholders”) should immediately contact such nominee to accept the Offer. Intermediaries likely have established tender cut-off times prior to the Expiry Time. Beneficial Shareholders must instruct their investment advisor, stockbroker, bank, trust company or other nominee promptly if they wish to tender their Common Shares to the Offer.

All payments under the Offer will be made in Canadian dollars.

Questions and requests for assistance may be directed to the Depositary or the Information Agent. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent at their respective offices shown on the last page of this document and are accessible under Kimber’s profile on SEDAR at www.sedar.com and as part of the Offeror’s Tender Offer Statement on Schedule TO (the “Schedule TO”), filed pursuant to Rule 14d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission (the “SEC”) on EDGAR at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein. Beneficial Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Information Agent or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Mexico, that some of the Offeror’s officers and directors reside outside the United States, some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror are located outside the United States.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for Common Shares and is not made for any options to acquire Common Shares (“Kimber Options”), other rights to acquire Common Shares or other securities convertible or exchangeable into Common Shares (collectively, “Kimber Convertible Securities”). Any holder of such Kimber Convertible Securities who wishes to accept the Offer must exercise or convert their Kimber Convertible Securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer.

It is a condition of the Offer that, at or prior to the Effective Time, all outstanding Kimber Options will have been exercised in full, cancelled or surrendered or otherwise dealt with on terms satisfactory to the Offeror, acting reasonably.

The tax consequences to holders of Kimber Options or other Kimber Convertible Securities of exercising, exchanging or converting such securities is not described in the Circular. Holders of Kimber Options or other Kimber Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision as to whether to exercise, exchange or convert such Kimber Options or other Kimber Convertible Securities. See Section 11 of the Circular, “Acquisition of Common Shares not Deposited”.

CURRENCY

All dollar references in the Offer and Circular are in Canadian Dollars, except where otherwise indicated. On October 9, 2013, the last business day prior to the date of the Offer, the Bank of Canada noon rate of exchange for U.S. Dollars was CAD $1.00 = USD $1.0397.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Circular under Section 6, “Purpose of the Offer and Plans for Kimber”, Section 7 “Source of Funds” and Section 11, “Acquisition of Common Shares not Deposited”, in addition to certain statements contained elsewhere in the Offer and the Circular, are “forward-looking statements” and are prospective. All statements, other than statements of historical fact, are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is confident”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Offeror and Kimber to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Although the Offeror believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results, performance or achievements of the Offeror to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements include, among other things, actions taken by Kimber, actions taken by securityholders of Kimber in respect of the Offer, the failure to satisfy the conditions of the Offer, industry risk, risks inherent in the running of the business of the Offeror or its affiliates and legislative or regulatory changes. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Offeror’s forward-looking statements. Other unknown and unpredictable factors could also impact its results. Many of these risks and uncertainties relate to factors beyond the Offeror’s ability to control or estimate precisely. Consequently, results or developments anticipated by the Offeror may not be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Offeror, its future results and performance.

Forward-looking statements in the Offer and Circular are based on the Offeror’s beliefs and opinions at the time such statements are made and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and the Offeror disavows and disclaims any obligation to do so except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Offeror or any of its affiliates or Kimber.

TABLE OF CONTENTS

SUMMARY TERM SHEET – QUESTIONS AND ANSWERS		1

SUMMARY OF THE OFFER		4

GLOSSARY		10

OFFER		15

1.	The Offer	15

2.	Time for Acceptance	15

3.	Manner of Acceptance	16

4.	Conditions of the Offer	20

5.	Extension, Variation or Change in the Offer	22

6.	Take Up of and Payment for Deposited Common Shares	23

7.	Return of Deposited Common Shares	24

8.	Withdrawal of Deposited Common Shares	24

9.	Adjustments; Liens	25

10.	Notices and Delivery	26

11.	Mail Service Interruption	27

12.	Market Purchases	27

13.	Other Terms of the Offer	27

CIRCULAR		29

1.	The Offeror	29

2.	Kimber	29

3.	Background to the Offer	31

4.	Support Agreement	32

5.	Reasons to Accept the Offer	41

6.	Purpose of the Offer and Plans for Kimber	41

7.	Source of Funds	42

8.	Ownership of and Trading in Securities of Kimber	42

9.	Commitments to Acquire Securities of Kimber	43

10.	Material Changes in the Affairs of Kimber	43

11.	Acquisition of Common Shares not Deposited	43

12.	Regulatory Matters	47

13.	Benefits from the Offer	48

14.	Agreements, Commitments or Understandings	49

15.	Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer	49

16.	Certain Canadian Federal Income Tax Considerations	49

17.	Certain United States Federal Income Tax Considerations	53

18.	Lock-up Agreements	58

19.	Depositary	58

20.	Information Agent	58

21.	Financial Advisor	58

22.	Statutory Rights	58

23.	Directors’ Approval	58

CONSENT OF CANADIAN COUNSEL		59

APPROVAL AND CERTIFICATE OF THE OFFEROR		60

APPENDIX A SECTION 300 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)		61

APPENDIX B CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFEROR		63

i

SUMMARY TERM SHEET – QUESTIONS AND ANSWERS

The following are questions and answers regarding the Offer that may be of interest to holders of the Common Shares. This information is to be read in conjunction with, and is qualified in its entirety by, the more detailed information contained in the Circular and related material, including the Letter of Transmittal and Notice of Guaranteed Delivery accompanying the Circular. The Circular, as well as other materials filed with the Canadian securities regulatory authorities, are available electronically without charge on Kimber’s SEDAR profile at www.sedar.com and as part of the Schedule TO available on EDGAR at www.sec.gov.

WHO IS OFFERING TO PURCHASE THE COMMON SHARES?

The Offeror is offering to purchase all of the outstanding Common Shares. The Offeror is the holding company of Frontera Copper Corporation (“FCC”) and owns 100% of FCC. FCC was listed on the TSX since 2004 until it was acquired by the Offeror through a tender offer for all of its outstanding shares and options in May, 2009. FCC’s main asset is the Piedras Verdes Copper Mine, of which FCC holds a 72% interest, located close to Alamos in the State of Sonora in North Western Mexico. The Piedras Verdes Copper Mine produces approximately 70 million pounds of Grade A LME Copper Cathode annually from an open pit crushed heap leach operation. On October 7, 2013, Vista Gold Corp. announced that it had signed a binding agreement to sell its debt and equity participation in the Los Cardones Gold Project to the Offeror for US$13 million. The transaction is subject to a number of conditions, including receipt of any required regulatory approvals. See Section 1 of the Circular, “The Offeror”.

WHAT IS THE OFFER?

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase at the Offer Price of $0.15 per share in cash all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by the Offeror or any affiliate of the Offeror, and including Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any Kimber Convertible Securities. See Section 1 of the Circular, “The Offeror”.

WHY SHOULD I ACCEPT THE OFFER?

You should consider the following factors in deciding whether to accept the Offer:

•	The Offer represents a premium of approximately 67% to the closing price of the Common Shares on the TSX on September 24, 2013, the last trading day prior to the announcement of the Offer, and a premium of approximately 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013;

•	The Offer is comprised entirely of cash, providing Shareholders with certainty of value and liquidity; and

•	The Kimber Board has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Kimber and its Shareholders and, accordingly, has agreed to UNANIMOUSLY RECOMMEND that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

See Section 5 of the Circular, “Reasons to Accept the Offer”.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

The Offer is subject to a number of conditions including the following:

•	There shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time not less than 66 2⁄3% of the Common Shares then outstanding, excluding the Common Shares issued to the Offeror under the Private Placement;

•	There shall not exist or have occurred any Material Adverse Change (as defined herein) in respect of Kimber (i) since the date of the Support Agreement (as defined herein) or (ii) prior to the date of the Support Agreement that has not previously been disclosed to the Offeror or the public generally; and

•	The Regulatory Approvals (as defined herein) and any other requisite government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals, clearances, or exemptions (including, without limitation, those of any stock exchange or other securities regulatory authorities) that are, as determined by the Offeror, acting reasonably, necessary or desirable to complete the Offer or, if applicable, a Compulsory Acquisition (as defined herein) or Subsequent Acquisition Transaction (as defined herein), or to prevent the occurrence of a Material Adverse Change as a result of the completion of the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded on terms and conditions satisfactory to the Offeror, acting reasonably, or, in the case of waiting or suspensory periods, expired or been terminated.

For the complete text of the conditions to the Offer, see Section 4 of the Offer, “Conditions of the Offer”.

IS THE OFFER SUBJECT TO A FINANCING CONDITION?

No. The Offeror will use its existing cash resources to fund the Offer. See Section 7 of the Circular, “Source of Funds”.

HOW LONG DO I HAVE TO DECIDE WHETHER TO DEPOSIT MY COMMON SHARES UNDER THE OFFER?

You have until 5:00 p.m. (Toronto time) on November 15, 2013, to deposit your Common Shares, unless the Offer is extended or withdrawn in accordance with its terms by the Offeror and as more particularly described in the accompanying Circular. Beneficial Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee well in advance of the Expiry Time. Intermediaries likely have established tendering cut-off times prior to the Expiry Time. Shareholders must instruct their investment advisor, stockbroker, bank, trust company or other nominee promptly if they wish to tender their Common Shares to the Offer. See Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

HOW DO I DEPOSIT MY COMMON SHARES UNDER THE OFFER?

If you wish to accept the Offer, you must deposit your Common Shares and the certificate(s) representing your Common Shares, together with a properly completed and executed Letter of Transmittal (printed on BLUE paper) or a manually executed facsimile thereof, at or prior to the Expiry Time at the office of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal”.

If you wish to deposit Common Shares pursuant to the Offer and the certificate(s) representing your Common Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper). See Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

If your Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee, you should contact such nominee if you wish to accept the Offer.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS TO ACCEPT THE OFFER?

No fee or commission will be payable by you if you transmit your Common Shares directly to the Depositary. However, if you hold your Common Shares through an investment advisor, stockbroker, bank, trust company or other nominee, that person may charge you a fee for depositing your Common Shares on your behalf.

WHO SHOULD I CONTACT FOR QUESTIONS ABOUT THE OFFER?

You may call Laurel Hill Advisory Group toll-free at 1-877-452-7184, which has been retained by the Offeror to act as Information Agent to provide information for holders of Common Shares in connection with the Offer.

SUMMARY OF THE OFFER

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Offer and Circular, including the accompanying Glossary. The information concerning Kimber contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Kimber taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its officers or directors, assumes any responsibility for the accuracy or completeness of such information or for any failure by Kimber to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror.

The Offer

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase at a price of $0.15 per share in cash, all of the issued and outstanding Common Shares other than any Common Shares owned directly or indirectly by the Offeror or any affiliate of the Offeror, and including Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any Kimber Convertible Securities.

The Offer is made only for Common Shares and is not made for any Kimber Options or other Kimber Convertible Securities. Any holder of such Kimber Convertible Securities who wishes to accept the Offer must exchange, exercise or convert such Kimber Convertible Securities in order to obtain certificates representing Common Shares and tender those Common Shares to the Offer.

Based on publicly available information and the representations and warranties provided by Kimber in the Support Agreement, the Offeror believes that there were 104,697,876 Common Shares outstanding as of October 10, 2013 and 108,076,891 Common Shares on a fully-diluted basis.

The Offer represents a premium of approximately 67% to the closing price of the Common Shares on the TSX on September 24, 2013 (the last trading day before the announcement of the Offer), and a premium of approximately 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013.

See Section 1 of the Offer, the “Offer”. The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

The Offeror

The Offeror is offering to purchase all of the outstanding Common Shares. The Offeror is the holding company of Frontera Copper Corporation (“FCC”) and owns 100% of FCC. FCC was listed on the TSX since 2004 until it was acquired by the Offeror through a tender offer for all of its outstanding shares and options in May, 2009. FCC’s main asset is the Piedras Verdes Copper Mine, of which FCC holds a 72% interest, located close to Alamos in the State of Sonora in North Western Mexico. The Piedras Verdes Copper Mine produces approximately 70 million pounds of Grade A LME Copper Cathode annually from an open pit crushed heap leach operation. On October 7, 2013, Vista Gold Corp. announced that it had signed a binding agreement to sell its debt and equity participation in the Los Cardones Gold Project to the Offeror for US$13 million. The transaction is subject to a number of conditions, including receipt of any required regulatory approvals. See Section 1 of the Circular, “The Offeror”.

As of October 10, 2013, the Offeror owns 20,000,000 Common Shares, representing approximately 19.1% of the Common Shares outstanding on a non-diluted basis or approximately 18.5% on a fully-diluted basis.

Kimber

Kimber is a Canadian junior mining company engaged in the acquisition, exploration and development of mineral resource properties. Kimber is in the process of exploring its Monterde Property located in Mexico and has yet to determine whether any of its properties contain Mineral Reserves (as defined herein) that are economically recoverable.

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde Property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. See Section 2 of the Circular, “Kimber”.

The Common Shares are listed on the TSX under the symbol “KBR”. See Section 2 of the Circular, “Kimber”.

Recommendation of the Kimber Board

The Kimber Board, after consultation with its financial and legal advisors, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Kimber and the Shareholders and, accordingly, the Kimber Board has agreed to UNANIMOUSLY RECOMMEND that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer. For a discussion of the factors the Kimber Board considered in making its recommendations, please see the section entitled “Reasons for the Recommendation” in Kimber’s solicitation/recommendation statement on Schedule 14D–9, which includes Kimber’s Directors’ Circular as required under applicable Canadian laws, filed by Kimber with the SEC, a copy of which is being delivered to Shareholders together with the Offer. The Offeror has not independently verified the accuracy or completeness of the information contained in Kimber’s Schedule 14D–9. For further information, see the Circular, including Section 4 of the Circular, “Support Agreement”.

Support Agreement

On September 25, 2013, Kimber entered into the Support Agreement with the Offeror which sets out, among other things, the terms and conditions of the Offer. Pursuant to the Support Agreement, Kimber has agreed to support the Offer and not solicit any competing Acquisition Proposals. See Section 4 of the Circular, “Support Agreement”.

Lock-up Agreements

The Offeror has entered into lock-up agreements (the “Lock-up Agreements”) with all of the directors and officers of Kimber who own, collectively, 6,363,399 Common Shares (representing approximately 6.1% of the outstanding Common Shares as of the date hereof and approximately 7.5% of the Common Shares as of the date of the Support Agreement), pursuant to which such directors and officers have agreed, among other things, and subject to certain exceptions in the event of a Superior Proposal, to support the Offer, not solicit any Acquisition Proposals, to exercise the Kimber Options held by them and to deposit the Common Shares held by them to the Offer and not to withdraw such Common Shares. See Section 17 of the Circular, “Lock-up Agreements”.

Reasons to Accept the Offer

Shareholders should consider the following factors in making their decision to accept the Offer:

•	The Offer represents a premium of approximately 67% to the closing price of the Common Shares on the TSX on September 24, 2013, the last trading day prior to the announcement of the Offer, and a premium of approximately 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013;

•	The Offer is comprised entirely of cash, providing Shareholders with certainty of value and liquidity; and

•	The Kimber Board has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Kimber and its Shareholders and accordingly, has agreed to UNANIMOUSLY RECOMMEND that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

See Section 5 of the Circular, “Reasons to Accept the Offer”.

Purpose of the Offer

The purpose of the Offer is for the Offeror to acquire all of the outstanding Common Shares not already owned by the Offeror and its affiliates. If the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends, at the Offeror’s election, to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, if available, to acquire all the outstanding Common Shares not deposited under the Offer. If such Compulsory Acquisition or Subsequent Acquisition Transaction is not available or the Offeror for any reason chooses not to avail itself of a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to pursue other means of acquiring the remaining Common Shares not deposited under the Offer. See Section 6 of the Circular, “Purpose of the Offer and Plans for Kimber”, and Section 11 of the Circular, “Acquisition of Common Shares not Deposited”.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on November 15, 2013, or such later times and dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by the Offeror. See Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit such Shareholder’s Common Shares and the certificate(s) representing such Shareholder’s Common Shares, together with a properly completed and executed Letter of Transmittal (printed on BLUE paper) or a manually executed facsimile thereof, at or prior to the Expiry Time at the office of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal”.

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and the certificate(s) representing such Shareholder’s Common Shares is (are) not immediately available, the Shareholder cannot complete the procedure for book-entry transfer of their Common Shares on a timely basis, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper). See Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee (collectively, “Beneficial Shareholders”) should immediately contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Beneficial Shareholders should instruct their brokers or other nominees promptly if they wish to tender their Common Shares to the Offer.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Common Shares directly to the Depositary. However, if a Beneficial Shareholder holds its Common Shares through an investment advisor, stockbrokers, bank, trust company or other nominee, that person may charge the Shareholder a fee for depositing the Common Shares on the Shareholder’s behalf.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror prior to the Expiry Time. The Offer is conditional upon:

•	There shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time not less than 66 2⁄3% of the Common Shares then outstanding, excluding the Common Shares issued to the Offeror under the Private Placement;

•	The Offeror shall have determined that neither Kimber nor the Subsidiaries (as defined herein) shall have taken or proposed to take any action, or disclosed any previously undisclosed action taken by them, that has caused or resulted in, or would be reasonably likely to cause or result in, a Material Adverse Change (as defined herein) in respect of Kimber taken as a whole;

•	There shall not exist or have occurred any Material Adverse Change in respect of Kimber (i) since the date of the Support Agreement or (ii) prior to the date of the Support Agreement that has not previously been disclosed to the Offeror or the public generally;

•	Kimber’s consent to the acquisition by the Offeror of the Loan (as defined herein) from Sprott (as defined herein) shall be ongoing and shall not have been revoked or withdrawn;

•	The Regulatory Approvals (as defined herein) and any other requisite government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals, clearances, or exemptions (including, without limitation, those of any stock exchange or other securities regulatory authorities) that are, as determined by the Offeror, acting reasonably, necessary or desirable to complete the Offer or, if applicable, a Compulsory Acquisition (as defined herein) or Subsequent Acquisition Transaction (as defined herein), or to prevent the occurrence of a Material Adverse Change as a result of the completion of the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded on terms and conditions satisfactory to the Offeror, acting reasonably, or, in the case of waiting or suspensory periods, expired or been terminated;

•	The Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding, shall have been threatened, taken or commenced by or before, and no judgment or order shall have been issued by, any private person (including, without limitation, any individual, corporation, firm, group or other entity), Government Official (as defined herein) or Governmental Entity (as defined herein) in Canada, the United States or elsewhere, any domestic or foreign court, tribunal or other regulatory authority or any other person in any case, whether or not having the force of Law (as defined herein), and (y) no Laws shall have been proposed, enacted, promulgated, amended or applied, in either case;

(a)	to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own or exercise full rights of ownership over the Common Shares, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect; or

(b)	which has caused or resulted in, or could reasonably be expected to cause or result in, a Material Adverse Change in respect of Kimber;

•	The Offeror shall have determined that there does not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

•	Kimber has taken all corporate or other actions necessary to ensure that all outstanding Kimber Options will have been exercised in full, cancelled or surrendered, or otherwise dealt with on terms and conditions satisfactory to the Offeror, acting reasonably, as at the Effective Time;

•	At the Expiry Time:

(a)	Kimber shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior thereto;

(b)	all representations and warranties made by Kimber in the Support Agreement shall be true and correct as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Change qualification already contained within such representation and warranty, except where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Change in respect of Kimber; and

(c)	the representations and warranties of Kimber in Section 2 of Schedule C of the Support Agreement shall be true and correct in all material respects, other than with respect to exercises of Kimber Convertible Securities; and

•	The Lock-up Agreements shall not have been terminated by the Offeror or Kimber in accordance with their terms.

See Section 4 of the Offer, “Conditions of the Offer”.

Take Up and Payment

Upon the terms and subject to the conditions of the Offer, the Offeror will take up and pay for all of the Common Shares deposited under the Offer and not properly withdrawn promptly and, in any event, not later than three business days following the Expiry Time. See Section 6 of the Offer, “Take Up of and Payment for Deposited Common Shares”.

Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.

Acquisition of Common Shares Not Deposited

If, within 120 days after the date of the Offer (or such longer time as a court may permit), the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, excluding Common Shares held by or on behalf of the Offeror, or an “affiliate” or an “associate” (as those terms are defined in the BCBCA) of the Offeror, the Offeror intends, at the Offeror’s election (i) to the extent available, to acquire the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 300 of the BCBCA (a “Compulsory Acquisition”); or (ii) to pursue other means of acquiring the remaining Common Shares not tendered to the Offer, including by way of an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction (a “Subsequent Acquisition Transaction”) and, at the Offeror’s request, Kimber will assist the Offeror in completing a Subsequent Acquisition Transaction to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction shall not be less than the Offer Price and in no event will the Offeror be required to offer consideration per Common Share greater than the Offer Price. See Section 11 of the Circular, “Acquisition of Common Shares not Deposited” and Appendix A of this Circular for the full text of Section 300 of the BCBCA.

Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Common Shares as capital property and who sells such shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Common Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under Part I of the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a very brief summary of certain Canadian federal income tax consequences applicable to Shareholders. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations” for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

U.S. Federal Income Tax Consideration

A U.S. Shareholder (as defined in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”) that sells Common Shares pursuant to the Offer generally will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the U.S. dollar value of the amount of the Canadian dollar cash payment received and the U.S. Shareholder’s adjusted tax basis in the Common Shares (determined in U.S. dollars) sold in the Offer.

The foregoing is a very brief summary of certain U.S. federal income tax consequences. See Section 17 of the Circular, “Certain United States Federal Income Tax Considerations” for a summary of certain material United States federal income tax considerations for U.S. Shareholders. U.S. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Depositary and Information Agent

The Offeror has engaged Computershare Investor Services Inc. to act as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at the office specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario, Canada. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. See Section 19 of the Circular, “Depositary”.

The Offeror has also retained Laurel Hill Advisory Group to act as Information Agent to provide information to Shareholders in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisor

The Offeror has retained Axemen Resource Capital Ltd. (“Axemen”) to act as its financial advisor with respect to the Offer. Axemen will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. See Section 21 of the Circular, “Financial Advisor”.

GLOSSARY

In the accompanying Summary, Offer and Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Acquisition Proposal” has the meaning ascribed thereto in Section 4 of the Circular, “Support Agreement – No Solicitation”;

“Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant;

“affiliate” means an “affiliate” as defined in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Alternative Transaction” has the meaning ascribed thereto in Section 4 of the Circular, “Support Agreement – Alternative Transaction”.

“Applicable Securities Laws” means the Securities Act (British Columbia) and the regulations thereunder and all other applicable Canadian and U.S. securities Laws;

“Axemen” means Axemen Resource Capital Ltd., the financial advisor to the Offeror with respect to the Offer;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, and the regulations thereunder;

“BCSA” means the Securities Act (British Columbia), as amended;

“Beneficial Shareholder” means Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account at CDS or DTC, as applicable;

“business combination” has the meaning given to it in MI 61-101;

“CDM” means Cobre Del Mayo S.A. de C.V.;

“CDS” means The Canadian Depository for Securities Limited;

“CDSX” means the CDS clearing and settlement system pursuant to which book-entry transfers may be effected;

“Circular” means the circular accompanying and forming part of the Offer;

“Code” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Common Shares” means the outstanding common shares in the capital of Kimber, including common shares issued on the conversion, exchange or exercise of Kimber Convertible Securities;

“Competition Law” has the meaning ascribed thereto in Section 12 of the Circular, “Regulatory Matters – Mexican Federal Economic Competition Law”;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 11 of the Circular, “Acquisition of Common Shares not Deposited – Compulsory Acquisition”;

“Confidentiality Agreement” means the confidentiality agreement entered into by Kimber and the Offeror on September 19, 2013;

“Contemplated Transaction” has the meaning ascribed thereto in the Support Agreement;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc.;

“Deposited Common Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions”;

“DTC” means The Depository Trust Company;

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System available for public viewing at www.sec.gov;

“Effective Time” means the time of the appointment or election to the Kimber Board of persons designated by the Offeror who represent a majority of the directors of Kimber;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Expiry Date” means November 15, 2013, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”;

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date;

“FCC” means Frontera Copper Corporation;

“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares were exercised, including, for greater certainty, all Common Shares issuable upon the exercise of Kimber Options, whether vested or unvested;

“Governmental Entity” means: (i) any supranational government body or organization (such as the European Union), sovereign nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission (including any securities commission), instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; (iii) any stock exchange; or (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities established to perform a duty or function on its behalf;

“Governmental Official” means any person qualifying as a public official or public employee under the laws of the Province of British Columbia or any other relevant jurisdiction including, but not limited to, (i) a person holding an official position, such as an employee, officer or director, with any Governmental Entity or state-owned or controlled enterprise; (ii) any individual “acting in an official capacity”, such as a delegation of authority, from a Governmental Entity to carry out official responsibilities; and (iii) an official of a public international organization such as the United Nations, the World Bank, the International Monetary Fund, or regional development banks;

“IFRS” means International Financial Reporting Standards;

“Information Agent” means Laurel Hill Advisory Group;

“insider” has the meaning ascribed thereto in the BCSA;

“IRS” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Kimber” means Kimber Resources Inc., a corporation incorporated under the Provincial laws of British Columbia;

“Kimber Board” means the board of directors of Kimber;

“Kimber Convertible Securities” means any securities of Kimber that are convertible into or exchangeable or exercisable for Common Shares;

“Kimber Options” means the options granted through the Stock Option Plan (through which options may be granted to directors, officers and employees) for the purchase of Common Shares;

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, or other requirements, policies or instruments of any Governmental Entity having the force of law;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer and the Circular (printed on BLUE paper);

“Loan” means the $5 million bridge loan credit facility from Sprott to Kimber;

“Mark-to-Market Election” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Companies”;

“Material Adverse Change” means, when used in connection with a person, any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the financial condition, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that person and its Subsidiaries taken as a whole, whether before or after giving effect to the transactions contemplated by the Support Agreement, other than any change, effect, event, occurrence or state of facts: (i) resulting from the announcement of the Support Agreement or the transactions contemplated thereby; (ii) relating to general economic conditions, or securities or capital markets generally; (iii) relating to any changes in currency exchange rates, interest rates or inflation; (iv) affecting the gold mining industry in general; (v) relating to a change in the market trading price or trading volume of securities of that person; (vi) relating to any change in applicable generally accepted accounting principles, including IFRS; (vii) relating to any natural disaster; (viii) relating to the commencement or continuation of any act of war, armed hostilities or acts of terrorism; or (ix) resulting from compliance with the terms of the Support Agreement or resulting from actions or inactions to which the other party has expressly consented, in writing, provided that, in the case of a change, effect, event, occurrence or state of facts referred to in clause (ii), (iii), (iv), (vi), (vii) or (viii) above, such change, effect, event, occurrence or state of facts does not disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended;

“Mineral Reserve” has the meaning ascribed to such term by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended;

“Minimum Tender Condition” has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on GREEN paper);

“Offer” means the offer to purchase Common Shares made hereby by the Offeror to the Shareholders pursuant to the terms set forth herein;

“Offeror” means Invecture Group, S.A. de C.V., a corporation incorporated under the laws of Mexico;

“Offeror’s Notice” has the meaning ascribed thereto in Section 11 of the Circular, “Acquisition of Common Shares not Deposited – Compulsory Acquisition”;

“Offer Price” has the meaning ascribed thereto on the cover page;

“PFIC” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Companies”;

“Private Placement” means the private placement subscription by the Offeror of the Subscription Shares;

“Purchased Common Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“QEF” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Companies”;

“QEF Election” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Companies”;

“Redeemable Shares” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Subsequent Acquisition Transaction”;

“Regulations” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Regulatory Approvals” means all sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities that are required to complete the Contemplated Transactions, and the expiration or early termination of any waiting period under any Laws that is necessary to complete the Contemplated Transactions;

“Representatives” means, in respect of a person, its subsidiaries and each of its and their respective directors, officers, employees, agents and other representatives (including any financial, legal or other advisors);

“Resident Holder” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

“Schedule TO” means the Offeror’s Tender Offer Statement filed pursuant to Rule 14d-3 under the Exchange Act;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval and available for public viewing at www.sedar.com;

“Shareholders” means the holders of Common Shares;

“Sprott” means Sprott Resource Lending Partnership;

“Stock Option Plan” means the stock option plan of Kimber most recently amended by the Kimber Board on November 8, 2012 and any other plan, agreement or arrangement which provides for the issuance of options to acquire Common Shares;

“Subscription Closing Date” means the closing date of the Private Placement, being October 2, 2013;

“Subscription Shares” means the 20,000,000 Common Shares subscribed for by the Offeror pursuant to the Private Placement at a price of $0.10 per Common Share for gross proceeds of $2,000,000;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 11 of the Circular, “Acquisition of Common Shares not Deposited – Subsequent Acquisition Transaction”;

“Subsidiaries” means Minera Monterde, S. de R.L de C.V., Minera Pericones, S.A., de C.V., and Kimber Resources de Mexico, S.A. de C.V.;

“subsidiary” has the meaning ascribed thereto in the BCSA;

“Superior Proposal” has the meaning ascribed thereto in Section 4 of the Circular, “Support Agreement – Superior Proposals, Right to Match, etc.”;

“Support Agreement” means the support agreement entered into on September 25, 2013, between the Offeror and Kimber, as amended from time to time;

“Take-Up Date” means the date that the Offeror first takes up Common Shares pursuant to the Offer;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Proposals” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Termination Payment” has the meaning ascribed thereto in Section 4 of the Circular, “Support Agreement – Superior Proposals, Right to Match, etc.”;

“trading day” means any day on which trading occurs on the TSX;

“TSX” means the Toronto Stock Exchange;

“U.S. Shareholder” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Federal Income Tax Considerations”; and

“Withholding Shareholder” has the meaning ascribed thereto in Section 11 of the Circular, “Acquisition of Common Shares not Deposited – Compulsory Acquisition”.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer, where not otherwise defined herein, are defined in the Section entitled “Glossary”.

October 10, 2013

TO: THE HOLDERS OF COMMON SHARES OF KIMBER

1.	The Offer

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase at an Offer Price of $0.15 per share in cash all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by the Offeror or any affiliate of the Offeror, and including Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the conversion, exchange or exercise of any Kimber Convertible Securities.

Based on publicly available information and certain representations provided by Kimber to the Offeror in the Support Agreement, the Offeror believes that as of October 10, 2013 there were 104,697,876 Common Shares outstanding and 108,076,891 Common Shares outstanding on a fully-diluted basis. As of October 10, 2013, the Offeror owns 20,000,000 Common Shares, representing approximately 19.1% of the Common Shares outstanding on a non-diluted basis or approximately 18.5% on a fully-diluted basis.

The Offer is made only for Common Shares and is not made for any Kimber Options or other Kimber Convertible Securities. Any holder of Kimber Convertible Securities who wishes to accept the Offer must exchange, exercise or convert such Kimber Convertible Securities into Common Shares and deposit those Common Shares under the Offer. Any such exchange, exercise or conversion must be sufficiently in advance of the Expiry Time to assure that the holders of such Kimber Convertible Securities will have Common Share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

The Kimber Board, after consultation with its financial and legal advisors, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Kimber and the Shareholders and, accordingly, has agreed to UNANIMOUSLY RECOMMEND that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

The Offer represents a premium of approximately 67% to the closing price of the Common Shares on the TSX on September 24, 2013 (the last trading day before the announcement of the Offer), and a premium of approximately 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any dissent and appraisal rights. However, any such Shareholders who dissent from a second step business combination will have certain rights to seek a judicial determination of the fair value of their Common Shares. See Section 11 of the Circular, “Acquisition of Common Shares not Deposited”.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

2.	Time for Acceptance

The Offer is open for acceptance during the period commencing on October 10, 2013 and ending at 5:00 p.m. (Toronto time) on November 15, 2013, or such later time(s) and date(s) as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn in accordance with its terms by the Offeror.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office listed in the Letter of Transmittal (printed on BLUE paper) accompanying the Offer, so as to be received not later than the Expiry Time:

(a)	certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed as required by the instructions and rules set forth in the Letter of Transmittal; and

(c)	any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

Beneficial Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee well in advance of the Expiry. Intermediaries likely have established tendering cut-off times prior to the Expiry Time. Shareholders must instruct their investment advisor, stockbroker, bank, trust company or other nominee promptly if they wish to tender their Common Shares to the Offer.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. The Offeror understands that CDS and DTC will be issuing instructions to their participants as to the method of depositing their Common Shares under the terms of the Offer.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents before the Expiry Time. Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered holder, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s), with the signature(s) on the endorsement panel or share transfer power of attorney corresponding exactly to the name(s) of the registered holder(s) as registered or written on the face of the certificate(s) and guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

In addition, Common Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Currency of Payment

The cash payable under this Offer will be denominated in Canadian dollars.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of the Common Shares on a timely basis, or (c) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(i)	the deposit is made by or through an Eligible Institution;

(ii)	a Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its Toronto office at or prior to the Expiry Time; and

(iii)	the certificate(s) representing Deposited Common Shares, in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, (including signature guarantee, if required), or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited Common Shares and, in the case of DTC accounts, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed (including signature guarantee, if required), or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Toronto office of the Depositary.

The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission to the Depositary at its principal office in Toronto, Ontario, Canada and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario, Canada office of the Depositary specified in the Letter of Transmittal does not constitute valid delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its offices in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary will establish an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and delivered a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal, with the signatures guaranteed, if required, and all other required documents, are received by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary will establish an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents must, in each case, be received by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary for receipt by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time.

General

In all cases, payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares (or, in the case of a book-entry transfer to the Depositary, a Book-Entry Confirmation for the Common Shares), (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal or, in the case of Common Shares deposited using the procedures for book-entry transfer established by DTC, an Agent’s Message, and (c) any other required documents.

The method of delivery of certificate(s) representing Common Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

Beneficial Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Beneficial Shareholders should instruct their investment advisor, stockbroker, bank, trust company or other nominee promptly if they wish to tender their Common Shares to the Offer.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Shareholders should contact the Depositary, the Information Agent or an investment advisor, stockbroker, bank, trust company or other nominee for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of the Information Agent to accept the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Common Shares”) and in and to all rights and benefits arising from such Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Common Shares covered by the Letter of Transmittal (or in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) with respect to Common Shares registered in the name of the Shareholder on the securities registers maintained by or on behalf of Kimber and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Common Shares”), and with respect to any and all Distributions which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date of the Offer with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder: (a) to register or record the transfer or cancellation of Purchased Common Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of Kimber; (b) for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable laws), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Common Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Kimber; (c) to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and (d) to exercise any rights of a Shareholder with respect to such Purchased Common Shares and such Distributions, all as set forth in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Common Shares”. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Kimber and not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxyholder of the Purchased Common Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto. The Offer does not constitute a solicitation of proxies for any meeting of Shareholders.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror and to give effect to the covenants of the Shareholders under the terms of the Offer. Each authority therein conferred or agreed to be conferred is to the extent permitted by applicable law irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. The Support Agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and any Distributions deposited pursuant to the Offer, (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Common Shares and any Distributions deposited under the Offer, (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iv) the deposit of the Deposited Common Shares and Distributions complies with applicable laws, and (v) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable laws, the Offeror will have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for any Common Shares deposited under the Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time not less than 66 2⁄3% of the Common Shares then outstanding, excluding the Common Shares issued to the Offeror under the Private Placement (the “Minimum Tender Condition”);

(b)	the Offeror shall have determined that neither Kimber nor the Subsidiaries shall have taken or proposed to take any action, or disclosed any previously undisclosed action taken by them, that has caused or resulted in, or would be reasonably likely to cause or result in, a Material Adverse Change in respect of Kimber taken as a whole;

(c)	there shall not exist or have occurred any Material Adverse Change in respect of Kimber (i) since the date of the Support Agreement or (ii) prior to the date of the Support Agreement that has not previously been disclosed to the Offeror or the public generally;

(d)	Kimber’s consent to the acquisition by the Offeror of the Loan from Sprott shall be ongoing and shall not have been revoked or withdrawn;

(e)	the Regulatory Approvals and any other requisite government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals, clearances, or exemptions (including, without limitation, those of any stock exchange or other securities regulatory authorities) that are, as determined by the Offeror, acting reasonably, necessary or desirable to complete the Offer or, if applicable, a Compulsory Acquisition or Subsequent Acquisition Transaction, or to prevent the occurrence of a Material Adverse Change as a result of the completion of the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded on terms and conditions satisfactory to the Offeror, acting reasonably, or, in the case of waiting or suspensory periods, expired or been terminated;

(f)	the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding, shall have been threatened, taken or commenced by or before, and no judgment or order shall have been issued by, any private person (including, without limitation, any individual, corporation, firm, group or other entity), Government Official or Governmental Entity in Canada, the United States or elsewhere, any domestic or foreign court, tribunal or other regulatory authority or any other person in any case, whether or not having the force of Law, and (y) no Laws shall have been proposed, enacted, promulgated, amended or applied, in either case:

(I)	to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own or exercise full rights of ownership over the Common Shares, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect; or

(II)	which has caused or resulted in, or could reasonably be expected to cause or result in, a Material Adverse Change in respect of Kimber;

(g)	the Offeror shall have determined that there does not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(h)	Kimber has taken all corporate or other actions necessary to ensure that all outstanding Options will have been exercised in full, cancelled or surrendered, or otherwise dealt with on terms and conditions satisfactory to the Offeror, acting reasonably, as at the Effective Time;

(i)	at the Expiry Time:

(I)	Kimber shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior thereto;

(II)	all representations and warranties made by Kimber in the Support Agreement shall be true and correct as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Change qualification already contained within such representation and warranty, except where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Change in respect of Kimber; and

(III)	the representations and warranties of Kimber in Section 2 of Schedule C of the Support Agreement shall be true and correct in all material respects, other than with respect to exercises of Kimber Convertible Securities; and

(j)	the Lock-up Agreements shall not have been terminated by the Offeror or Kimber in accordance with their terms.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time prior to the Expiry Time, regardless of the circumstances giving rise to any such assertion or may (subject to applicable law) be waived by the Offeror in whole or in part at any time or from time to time prior to the Expiry Date in its discretion, without prejudice to any other right which the Offeror may have. Each of the foregoing conditions must be satisfied or waived at or prior to the Expiry Date. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario, Canada. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 10 of the Offer, “Notices and Delivery” and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificate(s) representing deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in it is possession to the persons by whom they were deposited.

5.	Extension, Variation or Change in the Offer

Unless the Offer is withdrawn in accordance with its terms, the Offer is open for acceptance until, but not after, the Expiry Time, as the Expiry Time may be extended in accordance with the terms of the Offer.

Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, Canada, and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery” to all Shareholders. The Offeror shall, promptly after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario, Canada.

The Support Agreement restricts the Offeror’s ability to amend certain of the terms and conditions of the Offer without the prior written consent of Kimber. See Section 4 of the Circular, “Support Agreement”.

Under applicable Canadian securities laws, where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition provided in Section 4 of the Offer, “Conditions of the Offer”), the Offer will not expire before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable laws and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities. In addition, notwithstanding the foregoing, if the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. Under the Exchange Act, the minimum period during which an offer must remain open following material changes in the terms of such offer, other than a change in consideration offered, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. Generally, in the SEC’s view an offer should remain open for a minimum of five U.S. business days from the date the material change is first published, sent or given to shareholders. In case of an extension of the Offer, the Offeror will make public announcement of such extension promptly and, in any event, no later than 9:00 a.m. (Toronto time) on the next U.S. business day after the previously scheduled Expiry Date.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of any affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, Canada, and will, at the expense of the Offeror, cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable laws. Promptly after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX and the applicable securities regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario, Canada.

Notwithstanding the foregoing, but subject to applicable law (including Rule 14d-11 under the Exchange Act), the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Deposited Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”. If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer.

6.	Take Up of and Payment for Deposited Common Shares

If all conditions referred to in Section 4 of the Offer, “Conditions of the Offer” have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn promptly and, in any event, not later than three business days following the Expiry Time.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario, Canada to that effect and as required by applicable Laws. Subject to applicable laws, the Offeror expressly reserves the right to delay taking up and paying for any Common Shares or to terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer” is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario, Canada. The Offeror will not take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent for persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

All payments will be made in Canadian dollars.

Settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary by cheque payable in Canadian funds representing the cash payment for the Common Shares taken up. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered Shareholder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by selecting the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the Shareholder as shown on the register of Shareholders maintained by or on behalf of Kimber. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable laws, the Offeror may, in certain circumstances be required to make withholdings from the amount otherwise payable to a Shareholder.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Common Shares directly to the Depositary. However, a broker or nominee through whom a Shareholder owns Common Shares may charge a fee to tender Common Shares on behalf of the Shareholder. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

7.	Return of Deposited Common Shares

If any Common Shares deposited under the Offer are not taken up by the Offeror and paid for pursuant to the terms and conditions of the Offer for any reason, certificates for such Common Shares will be returned, at the Offeror’s expense, to the depositing Shareholder promptly after the Expiry Time or withdrawal and early termination of the Offer, by either: (a) sending certificates representing the Common Shares not taken up by first-class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the register of Shareholders maintained by or on behalf of Kimber or (b) in the case of Common Shares deposited by book-entry transfer pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance - Acceptance by Book-Entry Transfer”, such Common Shares will be credited to the depositing Shareholder’s account maintained by CDS or DTC, as applicable.

8.	Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 8 or as otherwise required by applicable laws, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

(b)	if the Common Shares have not been taken up and paid for by the Offeror within three business days following the time at which the Offeror becomes entitled to take up such Common Shares under the Offer pursuant to Applicable Securities Laws; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of any affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated to the Depositary (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

(d)	at any time after 60 days from the commencement of the Offer, provided that the Common Shares have not been taken up by the Offeror prior to the receipt by the Depositary of the notice of withdrawal with respect to such Common Shares.

The 10-day period referenced in (c) above may be extended to 10 U.S. business days where required by applicable U.S. securities Laws. See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

Withdrawals of Common Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Common Shares are taken up and paid for. Notice of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) accompanying the Common Shares which are to be withdrawn; (c) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered Shareholder and the certificate number shown on each certificate representing the Common Shares to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance - Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Common Shares deposited under the Offer that are earlier than those specified above. Beneficial Shareholders should contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion. None of the Depositary, Kimber, the Offeror or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable laws.

Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 22 of the Circular, “Statutory Rights”.

9.	Adjustments; Liens

If, on or after the date of the Offer, Kimber should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change. See Section 5 of the Offer, “Extension, Variation or Change in the Offer.”

Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares. If, on or after the date of the Offer, Kimber should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Kimber in respect of Common Shares accepted for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the share register maintained by or on behalf of Kimber and, unless otherwise specified by applicable laws, will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination through their respective facilities or it is published once in the national edition of The Globe and Mail or The National Post and in La Presse in Quebec or it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer and the Circular and accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders and the Offeror will use its reasonable efforts to furnish such documents to investment advisors, stockbrokers, banks, trust companies or other nominees whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Kimber in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

The Offer and the Circular and accompanying Letter of Transmittal and Notice of Guaranteed Delivery are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding on your behalf.

Wherever the Offer calls for documents to be delivered by or on behalf of Shareholders to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary specified in the Letter of Transmittal or in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Take Up of and Payment for Deposited Common Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

12.	Market Purchases

The Offeror has no current intention of acquiring beneficial ownership of Common Shares while the Offer is outstanding, other than pursuant to the Offer. If permitted by applicable law, the Offeror reserves the right to, and may, acquire, or cause an affiliate to acquire, beneficial ownership of Common Shares by making purchases through the facilities of the TSX or otherwise.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, subject to applicable laws, it reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time.

13.	Other Terms of the Offer

(a)	The Offer and all agreements resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(b)	The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligation under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

(c)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No stockbroker, investment dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or investment dealer, the Offer shall be made on behalf of the Offeror by brokers or investment dealers licensed under the laws of such jurisdiction.

(d)	The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(e)	The Offeror, in its sole discretion, shall be entitled to determine all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

The Offeror has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing additional information with respect to this Offer, and may file amendments thereto. In addition, Kimber is required to file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, setting forth the position of the Kimber Board with respect to the Offer and the reasons for such position and furnishing additional related information. Shareholders will be able to obtain copies of such documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by the Offeror will be available free of charge from the Offeror, and Shareholders should direct requests for documents to the Information Agent.

Dated: the 10th day of October, 2013.

INVECTURE GROUP, S.A. de C.V.

(signed) “John Detmold”
Name: JOHN DETMOLD
Title: MANAGING DIRECTOR

CIRCULAR

The following information is supplied by the Offeror with respect to the accompanying Offer dated October 10, 2013 to purchase all of the issued and outstanding Common Shares other than any Common Shares owned by the Offeror and its affiliates. The terms and conditions of the Offer are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Terms defined in the Offer or in the accompanying Glossary and not defined in this Circular have the same meanings herein as therein unless the context otherwise requires.

The information concerning Kimber contained in the Offer and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities authorities and other public sources. Although the Offeror has no knowledge that would indicate that any information concerning Kimber contained herein and taken from or based on such information is untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of such information or for any failure by Kimber to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror. Unless otherwise indicated, information concerning Kimber is given as of October 10, 2013.

1.	The Offeror

The Offeror is offering to purchase all of the outstanding Common Shares. The Offeror is the holding company of Frontera Copper Corporation (“FCC”) and owns 100% of FCC. FCC was listed on the TSX since 2004 until it was acquired by the Offeror through a tender offer for all of its outstanding shares and options in May, 2009. FCC’s main asset is the Piedras Verdes Copper Mine, of which FCC holds a 72% interest, located close to Alamos in the State of Sonora in North Western Mexico. The Piedras Verdes Copper Mine produces approximately 70 million pounds of Grade A LME Copper Cathode annually from an open pit crushed heap leach operation. On October 7, 2013, Vista Gold Corp. announced that it had signed a binding agreement to sell its debt and equity participation in the Los Cardones Gold Project to the Offeror for US$13 million. The transaction is subject to a number of conditions, including receipt of any required regulatory approvals.

The Offeror is incorporated under the laws of Mexico, and its head office and registered and records office is located at Montes Urales 750 piso, 3A, Lomas de Chapultepec, CP 11010 Mexico D.F., Mexico, telephone: + (52) 55-5520-0173. As of October 10, 2013, the Offeror owned 20,000,000 Common Shares, representing approximately 19.1% of the Common Shares outstanding on a non-diluted basis or approximately 18.5% on a fully-diluted basis.

2.	Kimber

Kimber is a Canadian junior mining company engaged in the acquisition, exploration and development of mineral resource properties. Kimber is currently in the process of exploring its Monterde Property located in Mexico and has yet to determine whether any of its properties contain Mineral Reserves that are economically recoverable.

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde Property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the updated Preliminary Economic Assessment for the Monterde Property in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the 2012 updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

Kimber is incorporated under the laws of the Province of British Columbia, its head office is located at 220 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: (604) 669-2251, and its registered and records office is located at 220 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: (604) 669-2251. Kimber is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon and Nunavut. The Common Shares are listed on the TSX under the symbol “KBR”.

Share Capital of Kimber

The authorized capital of Kimber consists of an unlimited number of Common Shares without par value.

Shareholders are entitled to one vote for each Common Share held and to receive pro rata such dividends as may be declared by the Kimber Board. Shareholders are also entitled to participate equally in the liquidation, dissolution or winding up of Kimber, whether voluntary or involuntary, or any other distribution of Kimber’s assets among its Shareholders for the purpose of winding up its affairs after it has paid out its liabilities. The Common Shares are not subject to call or assessment. There are no preemptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.

Kimber has represented in the Support Agreement that as of September 25, 2013 there were 84,697,876 Common Shares outstanding.

In addition, Kimber has represented in the Support Agreement that, as of September 25, 2013, the outstanding Kimber Options were exercisable to acquire an aggregate of 3,379,015 Common Shares. Based on information furnished by Kimber, the Offeror understands that, assuming the exercise or conversion of all Kimber Convertible Securities (which Kimber represents in the Support Agreement are limited to only Kimber Options), 88,076,891 Common Shares would be subject to the Offer. This amount does not include the additional 20,000,000 Common Shares issued to the Offeror on October 2, 2013 pursuant to the Private Placement.

Price Range and Trading Volume of Common Shares

The Common Shares are listed on the TSX under the trading symbol “KBR”. On September 24, 2013, the last trading day on the TSX prior to the announcement of the Offeror’s intention to make the Offer, the closing price on the TSX for Common Shares was $0.09. The following tables set forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX:

	Trading of Common Shares on TSX
2013	High	Low	Volume
	(CAD $)	(CAD $)	(#)
January	$0.42	$0.35	709,084
February	$0.39	$0.25	371,236
March	$0.26	$0.18	1,800,209
April	$0.29	$0.15	1,016,398
May	$0.17	$0.09	2,021,343
June	$0.13	$0.09	540,902
July	$0.22	$0.10	161,544
August	$0.14	$0.07	1,425,503
September	$0.15	$0.09	2,424,218
October 1 to October 8	$0.15	$0.145	15,331,699

	Trading of Common Shares on TSX
	High	Low
	(CAD $)	(CAD $)
Quarter 2 (Oct-Dec) 2011	$1.50	$0.87
Quarter 3 (Jan-Mar) 2012	$1.31	$0.86
Quarter 4 (Apr-June) 2012	$0.94	$0.60
Quarter 1 (July-Sept) 2012	$0.80	$0.60
Quarter 2 (Oct-Dec) 2012	$0.70	$0.34
Quarter 3 (Jan-Mar) 2013	$0.42	$0.18
Quarter 4 (Apr-June) 2013	$0.29	$0.09
Quarter 1 (July-Sept) 2013	$0.22	$0.07

In addition, until recently the Common Shares were listed on the NYSE MKT under the trading symbol “KBX”. On August 1, 2013, the Common Shares were de-listed from the NYSE MKT and the closing price on the NYSE MKT on such date was US$0.14. The following tables set forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the NYSE MKT:

	Trading of Common Shares on NYSE MKT
2013	High	Low	Volume
	(US $)	(US $)	(#)
January	$0.45	$0.33	1,785,800
February	$0.40	$0.24	1,513,700
March	$0.25	$0.17	4,252,600
April	$0.28	$0.10	2,297,600
May	$0.20	$0.09	2,876,600
June	$0.13	$0.08	1,567,300
July	$0.21	$0.08	2,468,300
August 1, 2013	$0.14	$0.12	127,300

	Trading of Common Shares on NYSE MKT
	High	Low
	(CAD $)	(CAD $)
Quarter 2 (Oct-Dec) 2011	$1.49	$0.85
Quarter 3 (Jan-Mar) 2012	$1.32	$0.85
Quarter 4 (Apr-June) 2012	$0.96	$0.56
Quarter 1 (July-Sept) 2012	$0.84	$0.60
Quarter 2 (Oct-Dec) 2012	$0.72	$0.32
Quarter 3 (Jan-Mar) 2013	$0.45	$0.17
Quarter 4 (Apr-June) 2013	$0.28	$0.08
Quarter 1 (July-Sept) 2013*	$0.21	$0.08

*	De-listed from the NYSE MKT on August 1, 2013

3.	Background to the Offer

Certain officers of FCC commenced initial discussions with Kimber regarding a potential transaction in May, 2013. Initial discussions between FCC and Kimber covered a range of possible transactions.

On July 10, 2013, Kimber entered into a confidentiality agreement with FCC, and on July 11, 2013, Kimber granted FCC access to its data room, which contained technical and geological information regarding Kimber’s mineral properties. From July 2013 until September 2013, FCC, together with its advisors, conducted a financial, legal and business due diligence review of Kimber.

Axemen Resource Capital Ltd. (“Axemen”) provided advice to the Offeror with respect to a potential transaction with Kimber and on September 10, 2013, Axemen and CDM, an affiliate of the Offeror, executed an engagement letter with respect to the Offer.

On September 16, 2013, the Offeror and Kimber executed a non-binding proposal setting out the key terms of the Offer and began to negotiate the terms of the Support Agreement.

On September 19, 2013, Kimber and the Offeror entered into the Confidentiality Agreement and the Offeror was granted full access to Kimber’s confidential information.

On September 25, 2013, the Offeror and Kimber executed the Support Agreement and jointly announced the Offer and the entering into of the Support Agreement.

4.	Support Agreement

On September 25, 2013, the Offeror and Kimber entered into the Support Agreement, which sets out, among other things, the terms and conditions upon which the Kimber Board agrees to recommend to Shareholders the acceptance of the Offer. The following is a summary of certain provisions of the Support Agreement. It is subject to, and is qualified in its entirety by reference to, all of the provisions of the Support Agreement. The Support Agreement has been filed by Kimber with the Canadian securities regulatory authorities and the SEC and is available on Kimber’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Capitalized terms used but not defined herein have the meanings given to them in the Support Agreement.

Support of the Offer

Kimber has announced that the Kimber Board, after consultation with its financial and legal advisors, has unanimously determined that the Offer is in the best interests of Kimber and the Shareholders. Accordingly, the Kimber Board has unanimously recommended that Shareholders accept the Offer. Each member of the Kimber Board and each officer of Kimber has entered into a lock-up agreement with the Offeror pursuant to which they have agreed to support the Offer and, subject to the provisions of the Support Agreement, Kimber has agreed to co-operate in good faith and use all reasonable efforts to support the Offer and ensure that the Offer will be successful.

For a discussion of the factors the Kimber Board considered in making its recommendations, please see the section entitled “Reasons for the Recommendation” in Kimber’s solicitation/recommendation statement on Schedule 14D–9, which includes Kimber’s Directors’ Circular as required under applicable Canadian laws, filed by Kimber with the SEC, a copy of which is being delivered to Shareholders together with the Offer. The Offeror has not independently verified the accuracy or completeness of the information contained in Kimber’s Schedule 14D–9.

The Offer

The Offeror has agreed to make the Offer on the terms and conditions set forth in the Support Agreement and, provided that all of the conditions of the Offer set forth in Section 4 of the Offer, “Conditions of the Offer” shall have been satisfied or waived at or prior to the Expiry Time, the Offeror has agreed to take up and pay for all Common Shares validly deposited under the Offer and not properly withdrawn promptly and, in any event, within three business days following the Expiry Time. See Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.

The Offeror is permitted, in its sole discretion, to modify or waive any term or condition of the Offer; provided that the Offeror cannot, without the prior consent of Kimber (a) amend or modify the Minimum Tender Condition to less than 50% of the outstanding Common Shares, excluding the Common Shares issued to the Offeror under the Private Placement, plus one Common Share, (b) waive the Minimum Tender Condition, as it may be amended or modified, unless the Offeror can and, after such waiver, does take up and pay for a number of Common Shares equal to not less than 50% of the outstanding Common Shares, excluding the Common Shares issued to the Offeror under the Private Placement, plus one Common Share, (c) increase the Minimum Tender Condition, (d) impose additional conditions to the Offer, (e) decrease the cash consideration per Common Share, (f) decrease the number of Common Shares in respect of which the Offer is made or (g) change the form of consideration payable (other than to add additional consideration or consideration alternatives). If the Offeror amends, modifies or waives the Minimum Tender Condition and takes up and pays for any Common Shares pursuant to the Offer, the Offeror shall extend the Offer to the extent required to ensure that the Expiry Date shall be not less than 10 days from the date of such amendment, modification or waiver. See Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Kimber Board Representation

Following the time at which the Offeror takes up for purchase such number of Common Shares as represents at least a majority of the then outstanding Common Shares on a fully-diluted basis, the Offeror shall at any time, and from time to time, be entitled to designate such number of members of the Kimber Board, and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned at such time by the Offeror or an affiliate or subsidiary of the Offeror, in all cases subject to (i) applicable Law, (ii) providing a release in favour of each resigning member of the Kimber Board who is being replaced by the Offeror’s designee, and (iii) confirmation that insurance coverage is maintained or provided as contemplated in the Support Agreement. Subject to applicable Laws, Kimber shall co-operate with the Offeror to enable the Offeror’s designees to be elected or appointed to the Kimber Board, and any committees thereof, and to ensure that the number of the Offeror’s designees is at any time in proportion to the percentage of outstanding Common Shares beneficially owned at such time by the Offeror or an affiliate or subsidiary of the Offeror, including, at the request of the Offeror, in compliance with the BCBCA and the constating documents of Kimber, by using its commercially reasonable efforts to increase the size of the Kimber Board and to secure the resignations of such directors as the Offeror may request.

No Solicitation

Kimber has agreed that, except as provided in the Support Agreement, it will not, directly or indirectly, through any of their respective representatives: (a) make, solicit, assist, initiate, encourage, promote or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of Kimber or a Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding any Acquisition Proposal or potential Acquisition Proposal; (b) participate or engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, encourage or otherwise facilitate, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Kimber may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Kimber Board has so determined; (c) withdraw, modify, change or qualify, or propose publicly to withdraw, modify, the Kimber Board or any committee thereof in the Support Agreement or the recommendation of the Kimber Board or any committee thereof that Shareholders accept the Offer; (d) approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five business days following the public announcement of such Acquisition Proposal shall not be considered a violation of Section 6.1(a)(iv) of the Support Agreement; (e) release any person from or waive, or otherwise forbear the enforcement of, any confidentiality or standstill agreement with any person that would facilitate the making or implementation of an Acquisition Proposal by such person provided that, for avoidance of doubt, any automatic release from the standstill provisions of any such agreement in accordance with its terms shall not constitute a breach of Section 6.1(a)(v) of the Support Agreement; or (f) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to an Acquisition Proposal or providing for the payment of any break, termination or other fee or expense to any other person in the event that Kimber or a Subsidiary completes any of the Contemplated Transactions or any other transaction with the Offeror agreed to prior to the termination of the Support Agreement.

The Support Agreement defines an “Acquisition Proposal” as the following, in each case whether in a single transaction or a series of related transactions: (i) any take-over bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Kimber; (ii) any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization, or other similar transaction involving Kimber or any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Kimber, or any liquidation, dissolution or winding-up of Kimber or any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Kimber; (iii) any direct or indirect sale of assets (or any lease, long-term supply arrangement, license or other arrangement having the same economic effect as a sale) of Kimber or any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Kimber; (iv) any direct or indirect sale, issuance or acquisition of Common Shares or any other voting or equity interests (or securities convertible into or exercisable for such Common Shares or other voting or equity interests) of Kimber representing 20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of Kimber or any direct or indirect sale, issuance or acquisition of voting or equity interests (or securities convertible into or exercisable for such voting or equity interests) of any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the voting or equity interests of any of the Subsidiaries; or (v) any proposal or offer to do, or public announcement of an intention to do, any of the foregoing from any person other the Offeror or an affiliate or subsidiary of the Offeror, excluding, in each case, the Offer, and the Contemplated Transactions.

Kimber has agreed to immediately cease any existing solicitation, discussion, negotiation or process with or involving any person (other than the Offeror or a subsidiary of the Offeror) that may be ongoing with respect to or which could reasonably be expected to lead to an Acquisition Proposal, whether or not initiated by Kimber or any of its subsidiaries or any of its or their representatives and, in connection therewith, to discontinue access to any data rooms.

Kimber has agreed to request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Kimber relating to any potential Acquisition Proposal and to use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

Kimber has agreed to promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify the Offeror of any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting an Acquisition Proposal, any request for discussions or negotiations relating to, or which could reasonably be expected to lead to, an Acquisition Proposal, and/or any request for non-public information relating to Kimber or any Subsidiary or for access to properties, books and records or a list of Shareholders of Kimber. Kimber may, however, following receipt of any proposal, inquiry, offer or request (or any amendment thereto) that is not an Acquisition Proposal but which Kimber reasonably believes could lead to an Acquisition Proposal, respond to the proponent that Kimber can only enter into discussions or negotiations with another party in accordance with the terms of the Support Agreement.

Kimber has agreed to ensure that its representatives are aware of the non-solicitation provisions of the Support Agreement and Kimber shall be responsible for any breach by such persons.

Superior Proposals, Right to Match, etc.

Following the receipt by Kimber of a written Acquisition Proposal made after the date of the Support Agreement that was not solicited in contravention of the Support Agreement, (including, for greater certainty, an amendment, change or modification to an Acquisition Proposal made prior to the date of the Support Agreement), Kimber and its representatives may: (a) contact the person making such Acquisition Proposal and its representatives for the purposes of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal; and (b) if the Kimber Board determines, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal: (i) furnish information with respect to Kimber and the Subsidiaries to the person making such Acquisition Proposal and its representatives provided that Kimber first enters into a confidentiality agreement that is no less favourable to Kimber than the Confidentiality Agreement and provided further that Kimber sends a copy of such agreement to the Offeror promptly following its execution and the Offeror is promptly provided with the information provided to such person; and (ii) engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its representatives.

The Support Agreement defines a “Superior Proposal” as a bona fide Acquisition Proposal to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, (A) all of the Common Shares (other than Common Shares beneficially owned by the party making such Acquisition Proposal) and pursuant to which all Shareholders are offered the same consideration in form and amount per Common Share to be purchased or otherwise acquired or (B) all or substantially all of the assets of Kimber and the Subsidiaries, taken as a whole: (i) that did not result from a breach of Section 6.1 of the Support Agreement; (ii) that is made in writing after the date of the execution of the Support Agreement, including an amendment, change or modification to any Acquisition Proposal made prior to the date thereof; (iii) that complies with all Applicable Securities Laws in all material respects; (iv) that is not subject to a financing condition and in respect of which the Kimber Board has determined in good faith (after consultation with its financial advisors) is funded or in respect of which the Kimber Board has determined in good faith (after consultation with its financial advisers) that adequate arrangements have been made to ensure that the required funds will be available to complete such Acquisition Proposal; (v) that is not subject to any due diligence or access condition; and (vi) that the Kimber Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (B) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Offer (taking into consideration any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to Section 6.2(c) of the Support Agreement).

Kimber may terminate the Support Agreement and accept, approve, recommend or enter into a binding written agreement, understanding or arrangement with respect to a Superior Proposal prior to completion of the Offer including, for greater certainty, an amendment, change or modification to an Acquisition Proposal made prior to the date of the Support Agreement, provided that: (a) Kimber and each of its Representatives has complied with certain of its obligations with respect to non-solicitation under the Support Agreement; (b) the Kimber Board has determined, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Proposal; (c) Kimber has delivered written notice to the Offeror of the determination of the Kimber Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Kimber Board to accept, approve, recommend or enter into a binding agreement with respect to such Acquisition Proposal (the “Superior Proposal Notice”) together with a copy of such agreement; (d) at least five business days have elapsed since the later of the date on which the Offeror received a copy of the Superior Proposal Notice and the date on which the Offeror received a copy of the document containing such Acquisition Proposal (such five business day period, the “Right to Match Period”) and, for greater certainty, the Right to Match Period shall expire at 4:00 p.m. (Toronto time) on the fifth business day following the day the Offeror received the Superior Proposal Notice; (e) if the Offeror has offered to amend the terms of the Offer and the Support Agreement during the Right to Match Period pursuant to Section 6.2(c) of the Support Agreement, the Kimber Board has determined, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to be a Superior Proposal when assessed against the Offer as it is proposed to be amended as at the termination of the Right to Match Period; and (f) Kimber terminates the Support Agreement and pays a termination payment in the amount of $500,000 (the “Termination Payment”).

During the Right to Match Period, the Offeror will have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Support Agreement. The Kimber Board will review any such offer by the Offeror to amend the terms of the Offer and the Support Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror’s offer to amend the Offer and the Support Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal when assessed against the Offer as it is proposed to be amended as at the termination of the Rights to Match Period. If the Kimber Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Offeror will amend the terms of the Offer and Kimber, the Offeror will enter into an amendment to the Support Agreement reflecting the offer by the Offeror and will amend the terms of the Offer and the Support Agreement.

The Kimber Board will promptly reaffirm its recommendation of the Offer by press release after: (a) any Acquisition Proposal is publicly announced or made and the Kimber Board determines it is not a Superior Proposal; or (b) the Kimber Board determines that a proposed amendment to the terms of the Offer would result in an Acquisition Proposal not being a Superior Proposal when assessed against the Offer as it is proposed to be amended as at the termination of the Right to Match Period, and the Offeror has so amended the terms of the Offer in accordance with the Support Agreement.

Each successive amendment, change or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders will constitute a new Acquisition Proposal.

Nothing in the Support Agreement shall prevent the Kimber Board from responding through a directors’ circular or otherwise as required by applicable laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in the Support Agreement shall prevent the Kimber Board from making any disclosure to the securityholders of Kimber if the Kimber Board, acting in good faith and upon the advice of its legal counsel, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Kimber Board or such disclosure is otherwise required under applicable laws; provided, however, that the Kimber Board is not permitted to make a Change of Recommendation (as defined in the Support Agreement) other than as permitted by the Support Agreement.

Subsequent Acquisition Transaction

The Support Agreement provides that if, within 120 days after the date of the Offer (or such longer period as a court may permit), the Offer has been accepted by Shareholders of not less than 90% of the outstanding Common Shares (as at the Expiry Time), excluding Common Shares held by or on behalf of the Offeror or an “associate” or an “affiliate” (as those terms are defined in the BCBCA) of the Offeror, the Offeror intends, at the

Offeror’s election, to the extent possible, to acquire the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror intends, at the Offeror’s election, to pursue other means of acquiring the remaining Common Shares not tendered to the Offer, including by way of an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction shall not be less than the Offer Price and in no event will the Offeror be required to offer consideration per Common Share greater than the Offer Price.

Alternative Transaction

If the Offeror determines in its sole discretion that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby following completion of such transaction (an “Alternative Transaction”) the Offeror or an affiliate or subsidiary of the Offeror would acquire ownership of or control over all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions and having consequences to Kimber and the Shareholders that are equivalent to or better than those contemplated by the Support Agreement, Kimber has agreed to support the completion of such Alternative Transaction in the same manner as the Offer and take all actions necessary or desirable which are within its power to effect the completion of such Alternative Transaction including, if applicable, holding a meeting of the holders of securities of Kimber within 60 days of being notified of such Alternative Transaction and preparing and mailing a management information circular in connection with such meeting.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the Effective Time in the following circumstances:

(a) by mutual written consent of the Offeror and Kimber;

(b) by Kimber, if the Offeror has not mailed this Circular by 11:59 p.m. (Toronto time) on October 15, 2013 (the “Latest Mailing Time”) (other than as a result of Kimber’s default or breach of a material covenant or obligation under the Support Agreement) or the Offer or any amendment thereto does not conform in all material respects with the terms of the Support Agreement and such non-conformation is not cured within five business days of written notice thereof;

(c) by the Offeror, prior to mailing the Circular, if any condition to the obligation of the Offeror to make the Offer is not satisfied or waived by the Latest Mailing Time (other than as a result of a default by the Offeror of a material covenant or obligation under the Support Agreement);

(d) by the Offeror, if

(i)	the Minimum Tender Condition is not satisfied at the Expiry Time and the Offeror has not elected to waive such condition, or

(ii)	any other condition, other than the Minimum Tender Condition, is not satisfied or waived at the Expiry Time (other than as a result of a default or breach by the Offeror of a material covenant or obligation under the Support Agreement);

(e) by either Kimber or the Offeror, if the Offeror does not take up and pay for the Common Shares deposited under the Offer by a date that is 120 days following the date of the commencement of the Offer (other than as a result of a default or breach of any material representation, warranty, covenant or obligation under the Support Agreement by the party seeking to terminate the Support Agreement), provided however, that if the Offeror’s take up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a governmental entity or court of competent jurisdiction, or (ii) the Offeror not having obtained any governmental or regulatory waiver, consent or approval, then, provided that such injunction or order is being contested or appealed or such governmental or regulatory approval is being actively sought, as applicable, the Support Agreement shall not be terminated until the earlier of (A) the fifth business day following the date on which such injunction or order ceases to be in effect or such governmental or regulatory approval is obtained, and (B) 180 days after the Offer is commenced;

(f) by the Offeror, if

(i)	Kimber is in default of any covenant or obligation in the Support Agreement relating to the non-solicitation of Acquisition Proposals,

(ii)	Kimber is in material default of any other covenant or obligation under the Support Agreement, or

(iii)	any representation or warranty made by Kimber in the Support Agreement

(A)	that is qualified by reference to a Material Adverse Change or materiality shall be untrue or incorrect in any respect, or

(B)	that is not qualified by reference to a Material Adverse Change or materiality shall be untrue or incorrect in any material respect;

where in either case, such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to cause or result in a Material Adverse Change in respect of Kimber or would reasonably be expected to prevent, or materially impede, restrict or delay, consummation of the Offer; provided that, in each case, such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is ten calendar days from the date of written notice of such breach or failure and the business day prior to the Expiry Date;

(g) by Kimber, if

(i)	the Offeror is in material default of any covenant or obligation under the Support Agreement, or

(ii)	any representation or warranty of the Offeror under the Support Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer provided that such right of termination shall not be available with respect to any breach that is capable of being cured and such breach has been cured by the earlier of the date which is ten days from the date of written notice of such breach and the business day prior to the Expiry Date;

(h) by the Offeror or Kimber, if any court of competent jurisdiction or other governmental entity having authority over the parties shall have issued an order, decree or ruling permanently enjoining or otherwise prohibiting any of the Contemplated Transactions (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable), which order, decree or ruling is final and non-appealable;

(i) by the Offeror, if

(i)	the Kimber Board fails to publicly recommend the Offer or reaffirm its approval of the Offer within three calendar days of any written request by the Offeror (or, in the event that the Offer shall be scheduled to expire within such three calendar day period, prior to the scheduled expiry of the Offer),

(ii)	the Kimber Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to the Offeror, or

(iii)	the Kimber Board or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal;

(j) by either the Offeror or Kimber, if the Offer terminates, expires or is withdrawn at the Expiry Time without the Offeror taking up and paying for any of the Common Shares as a result of the failure of any condition to the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Support Agreement to perform the covenants or obligations required to be performed by it under the Support Agreement; or

(k) by Kimber, in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement, provided that prior to or concurrently with the entering into of that definitive agreement, Kimber shall have paid to the Offeror or an assignee of the Offeror the Termination Payment.

Termination Payment

Kimber is obligated to pay the Offeror the Termination Payment upon the occurrence of any of the following:

(a) the Support Agreement being terminated by the Offeror in the circumstances described in clause (f)(i) above or clause (i) above (except in a circumstance in which Kimber is entitled to terminate the Support Agreement as described in clause (e), (g)(i) or (h) above and, as a consequence, the Kimber Board makes a Change of Recommendation) in which case the Termination payment shall be paid to the Offeror by 4:00 p.m. (Toronto time) on the first business day after the Support Agreement is so terminated;

(b) the Support Agreement is terminated by Kimber in the circumstances described in clause (k) above, in which case the Termination Payment shall be paid to the Offeror prior to or concurrently with entering into a definitive agreement with respect to the applicable Superior Proposal; or

(c) the Support Agreement is terminated by the Offeror pursuant to clause (d)(i) above and,

(i)	following the date of the Support Agreement and prior to the date on which the Support Agreement is terminated, an Acquisition Proposal is publicly announced or made, or any person other than the Offeror or a subsidiary of the Offeror has publicly announced an intention to make an Acquisition Proposal, and

(ii)	either

(I)	an Acquisition Proposal is completed within six months following the date of the Support Agreement, in which case the Termination Payment shall be paid to the Offeror concurrently with the completion of such Acquisition Proposal, or

(II)	an agreement in respect of such Acquisition Proposal is entered into by Kimber within six months following the termination of the Support Agreement and such Acquisition Proposal is completed at any time after the termination of the Support Agreement, in which case the Termination Payment shall be paid to the Offeror concurrently with the completion of such Acquisition Proposal.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of the Offeror and Kimber relating to, among other things: corporate status, and the corporate authorization and enforceability of, and Kimber Board approval of, the Support Agreement and the Offer. The representations and warranties of Kimber also address various matters relating to the business, operations and properties of Kimber, including, among other things: capitalization; public filings; accuracy of financial statements; liabilities and indebtedness; books and records; absence of certain changes or events; litigation; compliance with laws; employment matters; tax matters; material contracts; related party transactions; mineral reserves and resources; properties and mineral rights; disclosure controls and procedures; internal controls over financial reporting; reporting issuer status; anti-corruption laws; and other customary representations relating to the Private Placement.

In addition, the Offeror has represented that it has made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Common Shares acquired pursuant to the Offer. Furthermore, the Offeror has represented that, pursuant to the Private Placement, it is subscribing for the Subscription Shares as principal pursuant to prospectus exemptions under securities laws.

Conduct of Business

Kimber has covenanted and agreed that, prior to the earlier of the time that designees of the Offeror represent a majority of the Kimber Board and the termination of the Support Agreement, unless expressly contemplated or permitted by the Support Agreement, or unless the Offeror shall otherwise agree in writing, and except as required by applicable law or disclosed to the Offeror on or before the date of the Support Agreement, Kimber will, among other things, conduct its businesses in the ordinary course consistent with past practice in all material respects and use reasonable efforts to preserve intact its present business organization and goodwill, to preserve intact its property and mineral interests, and to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Kimber has also agreed that it will not take certain actions specified in the Support Agreement. Kimber will not (among other things): (a) acquire or commit to acquire any assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $100,000 in the aggregate; (b) subject to certain exceptions, incur, or commit to, capital expenditures in excess of $100,000 in the aggregate; or (c) subject to certain exceptions, sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) having a value in excess of $100,000 in the aggregate.

Kimber has also agreed to notify the Offeror of: (a) any Material Adverse Change in relation to Kimber and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event which occurrence or failure would or would be reasonably likely to (i) cause any of the representations or warranties of Kimber contained in the Support Agreement to be untrue or inaccurate in any material respect, or (ii) result in the failure of Kimber to comply with or satisfy any covenant, condition or agreement under the Support Agreement.

Employment Agreements and Change of Control Payments

Prior to the time at which the Offeror takes up and pays for any Common Shares under the Offer, Kimber has agreed to pay the change of control, severance and similar payments set out in the disclosure letter to the Support Agreement. If the Take-Up Date has not occurred by December 1, 2013, the Offeror has agreed, upon request by Kimber, to advance to Kimber up to $200,000 in December 2013 and up to $200,000 in each month following December 2013 if Kimber will not have sufficient funds available to make such payments.

Other Covenants

Each of Kimber and the Offeror has agreed to a number of mutual covenants, including to use its reasonable efforts to take all reasonable action and do all things reasonably necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and the Support Agreement, and including to use commercially reasonable efforts to: (a) obtain all necessary or advisable consents, approvals, clearances and authorizations as required or advisable under applicable Laws, (b) defend all lawsuits or other legal proceedings challenging the Support Agreement or the consummation of the Contemplated Transactions; (c) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability to complete the Contemplated Transactions, (d) to effect all necessary registrations and other filings and submissions of information requested by Governmental Entities or required under any Applicable Securities Laws, or any other laws relating to the Contemplated Transactions, (e) to execute and deliver such documents as the other parties may reasonably require; and (f) fulfill all conditions within its power and satisfy all provisions of the Support Agreement and the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

In addition, upon reasonable notice and subject to the Confidentiality Agreement, Kimber has agreed to provide the Offeror and its representatives with reasonable access during normal business hours, to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in Kimber’s possession and control, including material contracts, and access to the personnel of and counsel to Kimber on an as reasonably requested basis as well as reasonable access to the properties of Kimber in order to allow the Offeror to perform such investigations as the Offeror may consider necessary or advisable for strategic planning and integration or for any other reasons reasonably relating to the Contemplated Transactions.

Directors’ and Officers’ Insurance and Indemnification

From and after the Effective Time, the Offeror agrees that for the period from the Effective Time until six years after the Effective Time, the Offeror will cause Kimber or any successor to Kimber to maintain Kimber’s current directors’ and officers’ liability insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Kimber than those contained in the policy in effect as of the date of the Support Agreement, for all present and former directors and officers of Kimber and the Subsidiaries covering claims made prior to or within six years of the Effective Time, provided, however, that the Offeror will not be required, in order to maintain or cause to be maintained such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 250% of the cost of the existing policy; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 250% of such amount, the Offeror shall only be required to obtain or cause to be obtained as much coverage as can be obtained by paying an annual premium equal to 250% of such amount. Alternatively, prior to the Effective Time, the Offeror or Kimber may purchase as an extension to Kimber’s current directors’ and officers’ liability insurance policies, six year run-off insurance providing such coverage for such persons on terms comparable to those contained in Kimber’s current insurance policies, provided that the premium will not exceed 250% of the premium currently charged to Kimber for directors’ and officers’ liability insurance, and in such event none of the Offeror or Kimber or the Subsidiaries will have any further obligation under the Support Agreement in respect of the foregoing.

Outstanding Kimber Options

Kimber covenants in the Support Agreement to resolve to accelerate the vesting of all Kimber Options and to permit the exercise of Kimber Options conditional upon, and immediately prior to, the Offeror taking up Common Shares under the Offer.

Under the Support Agreement, the parties agreed that between the date of the Support Agreement and the Take-Up Date, Kimber shall take such actions as may be necessary or desirable to provide that all Kimber Options vest no later than immediately prior to the Take-Up Date and that each holder of vested Kimber Options shall be entitled, at his or her option, to either (i) exercise such Kimber Options, in accordance with their terms, and thereby acquire Common Shares; or (ii) in lieu of exercising Kimber Options, surrender or cancel such Kimber Options to Kimber in exchange for a cash payment by Kimber equal to the amount by which the aggregate Offer Price for the Common Shares which could be acquired pursuant to the exercise of such Kimber Options exceeds the aggregate exercise price in respect of such Kimber Options.

Furthermore, pursuant to the Support Agreement, the parties agreed that all Kimber Options tendered to Kimber for exercise, surrender or cancellation, conditional upon the Offeror taking up the Common Shares under the Offer (a “Conditional Option Exercise”), shall be deemed to have been exercised or surrendered immediately prior to the take up of the Common Shares by the Offeror. The Offeror will accept as validly tendered to the Offer all of the Common Shares to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Kimber Options otherwise validly accept the Offer in accordance with its terms with respect to such Common Shares and provided that such holders agree to surrender any of their remaining Kimber Options to Kimber for cancellation effective on the Take-Up Date.

Under the terms of the Support Agreement, Kimber agreed to use its commercially reasonable efforts to:

(a)	allow all outstanding Kimber Options to be either exercised, terminated, surrendered, cancelled or expire prior to the Take-Up Date, provided that, except as provided in Section 2.3(a) or 2.3(b) of the Support Agreement, Kimber shall not pay the holders of such Kimber Options any amount in consideration therefor without the prior written approval of the Offeror, and Kimber shall not grant any additional Kimber Options or other rights to purchase or acquire Common Shares, or make any amendments to outstanding Kimber Options without the prior written consent of the Offeror;

(b)	accelerate the vesting of all Kimber Options, such that all outstanding Kimber Options shall be fully vested and exercisable prior to the Take-Up Date and to satisfy all other obligations of Kimber under the Kimber Options so that, upon the acquisition by the Offeror of the Common Shares pursuant to the Offer, all entitlements under the Stock Option Plan shall terminate; and

(c)	take all actions necessary to ensure that any Kimber Options that are not converted, exercised or surrendered prior to the Take-Up Date shall either be surrendered or terminated or otherwise dealt with in a manner satisfactory to the Offeror prior to the Take-Up Date.

Kimber shall withhold from any consideration received and shall remit to the relevant tax authority, an amount sufficient to satisfy all applicable income tax and other source deductions arising on the exercise or purchase for cancellation of Kimber Options.

5.	Reasons to Accept the Offer

Shareholders should consider the following factors in making their decision to accept the Offer:

•	The Offer represents a premium of approximately 67% to the closing price of the Common Shares on the TSX on September 24, 2013, the last trading day prior to the announcement of the Offer, and a premium of approximately 26% to the volume weighted average price of the Common Shares on the TSX for the 20-day period ended September 24, 2013;

•	The Offer is comprised entirely of cash, providing Shareholders with certainty of value and liquidity; and

•	The Kimber Board, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Kimber and the Shareholders and, accordingly, has agreed to UNANIMOUSLY RECOMMEND that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

6.	Purpose of the Offer and Plans for Kimber

The purpose of the Offer is for the Offeror to acquire beneficial ownership of all the Common Shares not already owned by the Offeror and its affiliates. If the Offeror takes up and pays for a sufficient number of Common Shares validly deposited under the Offer, the Offeror intends, at the Offeor’s election, to complete a Compulsory Acquisition, if available, or a Subsequent Acquisition Transaction to acquire all the outstanding Common Shares not deposited under the Offer. See Section 11 of the Circular, “Acquisition of Common Shares not Deposited” below. If permitted by applicable laws, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Common Shares from the TSX.

If a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror intends, at the Offeror’s elction, to pursue other means of acquiring the remaining Common Shares not tendered to the Offer, including by way of a Subsequent Acquisition Transaction and, at the Offeror’s request, Kimber will assist the Offeror in completing a Subsequent Acquisition Transaction to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction shall not be less than the Offer Price and in no event will the Offeror be required to offer consideration per Common Share greater than the Offer Price. See Section 11 of the Circular, “Acquisition of Common Shares not Deposited”.

Upon completion of the Offer, the Offeror intends to conduct a detailed review of Kimber, including an evaluation of Kimber’s business plans, assets, operations and organizational and capital structure. Under the

Support Agreement, Kimber acknowledges that, promptly following the time at which the Offeror takes up for purchase such number of Common Shares as represents at least a majority of the outstanding Common Shares on a fully-diluted basis, and from time to time thereafter, the Offeror will be entitled to designate such number of members of the Kimber Board, and any committees thereof, as is proportionate to the percentage of outstanding Common Shares beneficially owned by the Offeror or a subsidiary of the Offeror, subject to applicable law and other matters contemplated in the Support Agreement.

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable, are successful:

•	the Offeror will own all of the equity interests in Kimber and the Offeror will be entitled to all the benefits and risks of loss associated with such ownership;

•	current Shareholders of Common Shares will no longer have any interest in Kimber or Kimber’s assets, book value or future earnings or growth and the Offeror will hold a 100% interest in such assets, book value, future earnings and growth;

•	the Offeror will have the right to elect all directors to the Kimber Board;

•	if permitted by applicable laws, the Offeror intends to cause Kimber to cease to be a reporting issuer in Canada and therefore Kimber will no longer file periodic reports (including financial information) with any securities regulatory authorities; and

•	the Common Shares will no longer trade on the TSX. See Section 15 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer” below.

7.	Source of Funds

The Offeror estimates that, if it acquires all of the Common Shares, the total amount of cash required for the purchase of the Common Shares will be approximately $12.7 million. The Offeror intends to satisfy such funding requirements through existing cash resources.

The Offeror believes that the financial condition of the Offeror is not material to a decision by a Shareholder whether to deposit Common Shares under the Offer because (a) cash is the only form of consideration that will be paid to Shareholders in connection with the Offer, (b) the Offeror is offering to purchase all of the outstanding Common Shares, and (c) the Offeror has sufficient funds to fund the Offer with the total amount required to purchase the Common Shares.

8.	Ownership of and Trading in Securities of Kimber

As of October 10, 2013, the Offeror owns 20,000,000 Common Shares representing approximately 19.1% of the Common Shares outstanding on a non-diluted basis or approximately 18.5% on a fully-diluted basis, which were acquired by the Offeror pursuant to the Private Placement, and no other securities of Kimber are beneficially owned, directly or indirectly, nor is control or direction exercised over any other securities of Kimber, by the Offeror or its directors or officers. To the knowledge of the Offeror after reasonable enquiry, no other securities of Kimber are owned, directly or indirectly, nor is control or direction exercised over any other securities of Kimber, by any associate or affiliate of an insider of the Offeror, any associate or affiliate of the Offeror, any insider of the Offeror (other than a director or officer of the Offeror), or any person acting jointly or in concert with the Offeror.

None of the Offeror or its directors or officers, or to the knowledge of the Offeror after reasonable enquiry, any associate or affiliate of an insider of the Offeror, any associate or affiliate of the Offeror, any insider of the Offeror (other than a director or officer of the Offeror), or any person acting jointly or in concert with the Offeror, have traded in any securities of Kimber during the 6-month period preceding the date hereof, other than trading by the Offeror as set forth below:

Date	Number of Common Shares	Purchase Price Per Common Share	Total Purchase Price
October 2, 2013	20,000,000	$0.10	$2,000,000

TOTAL	20,000,000		$2,000,000

9.	Commitments to Acquire Securities of Kimber

None of the Offeror or its respective directors or officers, or to the knowledge of the Offeror after reasonable enquiry, any associate or affiliate of an insider of the Offeror, any associate or affiliate of the Offeror, any insider of the Offeror (other than a director or officer of the Offeror), or any person acting jointly or in concert with the Offeror, has entered into any commitments to acquire any securities of Kimber, except pursuant to the Private Placement and for the Common Shares to be acquired pursuant to the Offer.

Other than the Support Agreement, the Lock-up Agreements and pursuant to the Private Placement, there are no agreements, commitments or understandings between the Offeror or Kimber relating to the Offer or any other agreement, commitment or understanding of which the Offeror is aware that could affect control of Kimber and that can reasonably be regarded as material to a Shareholder in deciding whether to deposit Common Shares under the Offer.

Private Placement

Subject to the terms and conditions of the Support Agreement, the Offeror agreed to subscribe for and purchase from Kimber, and Kimber agreed to sell and issue to the Offeror, the Subscription Shares.

The use of proceeds from the Private Placement are to be used by Kimber in accordance with the budget set out in the disclosure letter delivered by Kimber concurrently with the Support Agreement.

10.	Material Changes in the Affairs of Kimber

The Offeror has no information which indicates any material change in the affairs of Kimber since the date of the last published financial statements of Kimber, other than the making of this Offer, the completion of the Private Placement and such other material changes as have been publicly disclosed by Kimber. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

11.	Acquisition of Common Shares not Deposited

It is the Offeror’s current intention that if it takes up and pays for Common Shares deposited under the Offer, it will, at its election, enter into one or more transactions to enable the Offeror or any affiliate of the Offeror to subsequently acquire all Common Shares not acquired pursuant to the Offer. However, such transaction or transactions may not be completed.

Compulsory Acquisition

If, within 120 days after the making of the Offer (or such longer time as a court may permit), the Offer has been accepted by persons who, in the aggregate, hold at least 90% of the outstanding Common Shares as at the Expiry Time, other than Common Shares held on the date of the Offer by, or on behalf of, the Offeror or an “affiliate” or “associate” (as defined in the BCBCA) of the Offeror, the Offeror intends, at the Offeror’s election, to the extent possible, to acquire the remainder of the Common Shares from those Shareholders who have not accepted the Offer (“Withholding Shareholders”) pursuant to Section 300 of the BCBCA (a “Compulsory Acquisition”).

To exercise such right, the Offeror will be required to send within five months after the date of the Offer, a notice (the “Offeror’s Notice”) to each Withholding Shareholder stating that: (a) Shareholders holding more than 90% of the Common Shares have accepted the Offer; (b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Common Shares of the Shareholders who accepted the Offer; and (c) the Withholding Shareholder is required to transfer its Common Shares to the Offeror on the terms which the Offeror acquired the Common Shares of the Shareholders who accepted the Offer within two months after the date of the Offeror’s Notice unless within such two month period the Withholding Shareholder applies to a court for an order setting a different price and different terms of payment.

If the Offeror’s Notice has been sent and the court has not ordered otherwise in accordance with clause (c) above, the Offeror shall, no earlier than two months after the date of the Offeror’s Notice, or, if an application to a court made in accordance with clause (c) is then pending, at any time after that application has been disposed of, send a copy of the Offeror’s Notice to Kimber, and pay or transfer to Kimber the amount or other consideration representing the price payable by the Offeror for the Common Shares of each Withholding Shareholder, at which point Kimber shall register the Offeror as the holder of the Common Shares of such Withholding Shareholder and such Withholding Shareholder shall cease to be a Shareholder. Any funds received by Kimber shall be held in trust for the benefit of each Withholding Shareholder.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to the Offeror. The summary is not a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Please see Appendix A attached to this Circular for the full text of Section 300 of the BCBCA.

Compelled Acquisition

If a Withholding Shareholder does not receive the Offeror’s Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or, if the Withholding Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learned of the Offer, require the Offeror to acquire the Withholding Shareholder’s Common Shares on the terms of the Offer pursuant to the BCBCA (a “Compelled Acquisition”).

The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a Withholding Shareholder. The summary is not a substitute for the more detailed information contained in the provisions of Sections 300(9) and 300(10) of the BCBCA. Shareholders should refer to Sections 300(9) and 300(10) of the BCBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Sections 300(9) and 300(10) of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If the Offeror acquires Deposited Common Shares but the statutory right of Compulsory Acquisition described above is not available for any reason or the Offeror elects not to pursue such right, the Offeror intends, depending on the number of Common Shares acquired, to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Kimber and the Offeror, or any affiliate of the Offeror, for the purpose of enabling the Offeror or one of its affiliates to acquire all Common Shares not acquired by it pursuant to the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of Common Shares acquired pursuant to the Offer.

If the Offeror determines, in its sole discretion, that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby, following completion of such transaction, the Offeror or an affiliate or subsidiary of the Offeror would acquire ownership of or control over all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions and having consequences to Kimber and the Shareholders that are equivalent to or better than those contemplated by the Support Agreement (an “Alternative Transaction”), Kimber has agreed to support the completion of such Alternative Transaction in the same manner as the Offer and to take all actions necessary or desirable which are within its power to effect the completion of such Alternative Transaction including, if applicable, holding a meeting of the holders of securities of Kimber within 60 days of being notified of such Alternative Transaction and preparing and mailing a management information circular in connection with such meeting

If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for Common Shares deposited under the Offer, the Offeror should own sufficient Common Shares to effect a Subsequent Acquisition Transaction without the need for the affirmative vote of any other Shareholder.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of the Shareholder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination”, the “related party transaction” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror may be a “related party” of Kimber for the purposes of MI 61-101, although the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61-101 and that therefore the “related party transaction” provisions of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Kimber and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101 in connection with any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA and Kimber’s constating documents may require the approval of 66  2⁄3% of the votes cast by Shareholders at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, excluding the Common Shares held by the Offeror or any affiliate of the Offeror, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

In relation to the Offer and any subsequent business combination, the “minority” Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than (i) the Offeror (other than in respect of Common Shares acquired pursuant to the Offer as described below), (ii) any “interested party” (within the meaning of MI 61-101), (iii) certain “related parties” of the Offeror or of any other “interested party” (in each case, within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of its directors or senior officers, and (iv) any

“joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Common Shares acquired under the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares. The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer where, among other things, (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction or bid; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction or bid in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction or bid; and (d) the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer.

In addition, MI 61-101 also excludes from the meaning of “collateral benefit” benefits received by a related party if such benefit meets all of the criteria described in (a) to (c) in the previous paragraph and, (i) the related party discloses to the special committee of Kimber, in the event that such a special committee is formed, the value of the benefit to be received by it and the amount of consideration it expects to receive for its Common Shares under the Offer, (ii) such special committee, acting in good faith, determines that the value of the benefit is less than 5% of the consideration to be received for its Common Shares, and (iii) the special committee’s determination is disclosed in the director’s circular of Kimber.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by such dissenting Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of such Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with such Subsequent Acquisition Transaction.

The details of any such Subsequent Acquisition Transaction, including, without limitation, the timing of its implementation and the consideration to be received by the minority Shareholders, will necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer. Although the Offeror currently intends, at the Offeror’s election, to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Kimber, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable laws, including, without limitation, a Subsequent Acquisition Transaction on terms not described in the Circular.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Kimber, or taking no action to acquire additional Common Shares. Subject to applicable laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or, subject to applicable laws, may either sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer. See Section 12 of the Offer, “Market Purchases”.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 17, “Certain United States Federal Income Tax Considerations”.

Legal and Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See “Subsequent Acquisition Transaction” above.

Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

12.	Regulatory Matters

Except as discussed below, to the knowledge of the Offeror, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offeror for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that the Offeror becomes aware of other requirements, it will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

Investment Canada Act

Every acquisition of control by a “non-Canadian” of a “Canadian business” is either notifiable or reviewable under the Investment Canada Act, a Canadian statute of general application that governs foreign investments in Canada. Whether an acquisition is notifiable or reviewable depends on whether the applicable financial threshold will be exceeded. If an acquisition is reviewable, the acquiror must submit an application for review with the prescribed information to the Director of Investments under the Investment Canada Act (“Director”) before closing. In that case, before the acquisition of control may be completed, the responsible Minister under the Investment Canada Act (“Minister”) must have determined, or have been deemed to have determined within the terms of the Investment Canada Act, that the proposed investment is likely to be of “net benefit to Canada”. If an acquisition of control is not reviewable but instead is notifiable, the acquiror must file a notification to the Director at any time within 30 days after closing. The notice is not subject to substantive review and approval by the Minister. Note that any investment by a non-Canadian to acquire an interest in an entity that carries on operations in Canada also can be subject to review if the Minister has reasonable grounds to believe that the investment could be injurious to national security. The Minister has up to 45 days from when an application for review or notification has been filed by a non-Canadian (or 45 days from closing of a transaction where neither an application nor a notification was required to be filed) to decide whether to refer the investment to the Governor in Council (“Federal

Cabinet”) for a national security review. Where a national security review had been ordered, the non-Canadian cannot complete its investment until the review has been completed, subject to any terms and provided that the Federal Cabinet has not prohibited the investment. In the case of a completed investment, where deemed advisable to protect national security, Federal Cabinet can either order a divestiture or can impose terms and conditions on the investor. An investor also can provide undertakings to satisfy the Federal Cabinet’s concerns.

A transaction will be reviewable when there is a direct acquisition of control of a Canadian business by a WTO investor (a corporation or other entity being a WTO investor if it is ultimately controlled by individuals who are nationals of a country that is a member of the World Trade Organization other than Canada) and the value of the assets of that entity, and of all other entities the control of which is acquired, is equal to or greater than $344 million (2013 threshold). A direct acquisition of control of a Canadian business can occur by means of a purchase of assets or voting interests. For the purposes of the Investment Canada Act, an acquisition of control is deemed to occur when a non-Canadian directly acquires more than a 50 percent voting interest in a Canadian corporation and is presumed to occur (unless the purchaser can rebut that presumption) where there is an acquisition of between 33 percent and 50 percent of the voting shares.

The transactions contemplated by the Offer constitute an acquisition of control by a non-Canadian of a Canadian business but they do not meet the monetary threshold for review under the Investment Canada Act. Accordingly, the Offeror is required to file a notification to the Director within 30 days after closing. The Offeror intends to file such notification with the Director in connection with the Offer as soon as practicable.

Mexican Federal Economic Competition Law

According to the Mexican Federal Economic Competition Law (the “Competition Law”), a Concentration is understood as the merger, acquisition of control or any other action through which corporations, associations, stock, equity interests, trusts and assets in general are concentrated amongst competitors, suppliers, customers or any other economic agents. Under the Competition Law, every Concentration involving (i) an amount greater than the equivalent to 18 million times the general minimum wage for the Federal District (which, as of September 30, 2013, was approximately $91 million), or (ii) an accumulation of more than 35% of the assets or stock of an economic agent whose annual assets or sales originated within the Mexican Republic exceed the same approximate $91 million threshold, or (iii) an accumulation within the Mexican Republic of assets or corporate capital in excess of the equivalent to 8.4 million times the general minimum wage for the Federal District (which, as of September 30, 2013, was approximately $42 million), must be notified to the Federal Economic Competition Commission (the “Commission”) prior to being completed. The transactions contemplated by the Offer may constitute a Concentration under the Competition Law, but the Offeror believes that it does not meet the monetary thresholds for notification to the Commission under the Competition Law.

13.	Benefits from the Offer

To the knowledge of the Offeror, other than as described in this Section 13, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or officer of the Offeror or, to the knowledge of the Offeror after reasonable enquiry, any associate or affiliate of an insider of the Offeror, any associate or affiliate of the Offeror, any insider of the Offeror (other than a director or officer of the Offeror) or any person acting jointly or in concert with the Offeror. In addition, other than as described in this Section 13, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to, to the knowledge of the Offeror after reasonable enquiry, any director or officer of Kimber, any associate or affiliate of an insider of Kimber, any associate or affiliate of Kimber, any insider of Kimber, or any person or company acting jointly or in concert with Kimber, other than those benefits that will accrue to Shareholders generally.

As noted above in Section 11 of the Circular “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transactions”, Common Shares acquired by the Offeror from a “related party” of Kimber, which term includes the directors and officers of Kimber, may not be treated as “minority” shares and the Offeror may not vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction if such related party is entitled to receive a “collateral benefit” (within the meaning of MI 61-101), directly or indirectly, in connection with the Offer, subject to certain exemptions.

14.	Agreements, Commitments or Understandings

Except as disclosed herein, there are no agreements, commitments or understandings made or proposed to be made between the Offeror or its associates, affiliates, insiders (other than directors and officers), associates or affiliates of insiders of the Offeror or anyone acting jointly or in concert with the Offeror and any of the directors or officers of Kimber and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office following the completion of the Offer.

There are no agreements or understandings, formal or informal, between the Offeror and any securityholder of Kimber with respect to the Offer or between the Offeror and any person with respect to any securities of Kimber in relation to the Offer, except as otherwise set out in this Circular. See Section 17 of the Circular, “Lock-up Agreements”.

15.	Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Common Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from the TSX. Among such criteria is the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares. If permitted by applicable laws, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Common Shares from the TSX. If the Common Shares are delisted from the TSX, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Kimber remains subject to public reporting requirements in Canada and other factors.

16.	Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Offeror, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, holds the Common Shares as capital property, and both deals at arm’s length and is not affiliated with the Offeror or Kimber (a “Holder”). Generally, the Common Shares will constitute capital property to a Holder unless the Holder holds such Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market” rules), (ii) that is a “specified financial institution” (as defined in the Tax Act), (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act, or (iv) that has elected under section 261 of the Tax Act to report its Canadian tax results in a currency other than the Canadian currency. All such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and counsel’s understanding of the current administrative practices and assessing policies of the CRA published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices or assessing policies of the CRA, nor does it take into account or consider any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own tax advisors having regard to their own particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Shareholders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada (a “Resident Holder”). A Resident Holder whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to deem such Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years to be capital property. A Resident Holder whose Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Common Shares Disposed of Pursuant to the Offer

A Resident Holder who disposes of Common Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Shares exceed (or are less than) the aggregate of the adjusted cost base of the Common Shares to the Resident Holder immediately before the disposition and any reasonable costs of disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends previously received (or deemed to have been received) by the Resident Holder on such Common Share (and in certain circumstances a share exchanged for such Common Share), subject to and in accordance with the provisions of the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by individuals and certain trusts may give rise to a liability for minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including taxable capital gains.

Compulsory Acquisition

As described in Section 11 of the Circular, “Acquisition of Common Shares not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares not deposited under the Offer pursuant to a Compulsory Acquisition. The tax consequences to a Resident Holder who disposes of Common Shares pursuant to a Compulsory Acquisition will be the same as described above under “Common Shares Disposed of Pursuant to the Offer”.

A Resident Holder who dissents and obtains an order of a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for its Common Shares will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, such Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Common Shares Disposed of Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Subsequent Acquisition Transaction

As described in 11 of the Circular, “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. The Offeror may propose to carry out a Subsequent Acquisition Transaction by means of a proposed arrangement, amalgamation, merger, reorganization or other capital reorganization. The tax consequences of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may include a capital gain or capital loss and/or a deemed dividend.

A Resident Holder will be required to include in computing its income for a taxation year any dividends deemed received as a result of a Subsequent Acquisition Transaction, subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations (discussed below). Such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the Resident Holder’s taxable income. A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends deemed to be received as a result of a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing the Holder’s taxable income. All or part of any deemed dividend received by a Resident Holder that is a corporation as a result of a Subsequent Acquisition Transaction may in certain circumstances be deemed not to be a dividend pursuant to subsection 55(2) of the Tax Act, and may instead be treated as proceeds on the disposition of the Common Shares for the purposes of computing the Resident Holder’s capital gain or capital loss. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for dividends designated as “eligible dividends” (as defined in the Tax Act). There can be no assurance that any deemed dividend will be an eligible dividend.

Resident Holders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of Common Shares pursuant to a Subsequent Acquisition Transaction.

Qualified Investment - Delisting of Common Shares Following Completion of the Offer

As described in Section 15 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the TSX following completion of the Offer and may not be listed on the TSX at the time of their disposition by a Resident Holder pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Resident Holders are cautioned that the Common Shares may cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts if the Common Shares cease to be listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX) and Kimber ceases to be a “public corporation” for the purposes of the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Shareholders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain Shareholders that are insurers carrying on an insurance business in Canada and elsewhere.

Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Holder who disposes of Common Shares under the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss generally calculated in the manner described above under “Shareholders Resident in Canada — Common Shares Disposed of Pursuant to the Offer”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer or Compulsory Acquisition unless the Common Shares constitute “taxable Canadian property” that is not “treaty-protected property” to the Non-Resident Holder at the time of disposition by the Non-Resident Holder.

Provided the Common Shares are listed on a “designated stock exchange” (which includes the TSX), the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition unless at any time during the 60-month period immediately preceding the disposition: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. The Common Shares may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances.

A Common Share will be treaty-protected property to a Non-Resident Holder if, under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident, the Non-Resident Holder is exempt from tax under Part I of the Tax Act on the gain realized on the disposition of the Common Share.

In the event that Common Shares constitute taxable Canadian property and not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Shareholders Resident in Canada — Common Shares Disposed of Pursuant to the Offer” will generally apply. Non-Resident Holders whose Common Shares constitute taxable Canadian property should consult with their own tax advisors.

Interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition will generally not be subject to Canadian withholding tax, provided that the interest is not a “participating debt interest”, as defined in the Tax Act.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 11 of the Circular, “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. The Offeror may propose to carry out a Subsequent Acquisition Transaction by means of a proposed arrangement, amalgamation, merger, reorganization or other capital reorganization. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may include a capital gain or capital loss and/or a deemed dividend.

Any deemed dividend received by a Non-Resident Holder as a result of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax convention. For example, under the Canada - U.S. Income Tax Convention (1980) (the “Convention”), where dividends are paid to or derived by a Non-Resident Holder who is the beneficial owner of the dividends and is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax on such dividends is generally reduced to 15%.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Delisting of Common Shares Following Completion of the Offer

As described in Section 15 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on such exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if, at the time of disposition, the Common Shares are not listed on a designated stock exchange (which currently includes the TSX), the Common Shares may be taxable Canadian property for Non-Resident Holders. If this is the case, Non-Resident Holders will be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless the Common Shares constitute treaty-protected property, as described above); and the notification and withholding provisions of Section 116 of the Tax Act will apply to Non-Resident Holders in which case the Offeror may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Common Shares.

A Non-Resident Holder who disposes of taxable Canadian property may be required to file a Canadian income tax return for the year in which the disposition occurs. Non-Resident Holders should consult with their own tax advisors.

17.	Certain United States Federal Income Tax Considerations

The following discussion summarizes certain material United States federal income tax considerations for U.S. Shareholders (as defined below) with respect to the disposition of Common Shares pursuant to the Offer (or a Compulsory Acquisition). This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change or differing interpretations (possibly with retroactive effect). No ruling will be requested from the U.S. Internal Revenue Service (the “IRS”) regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will agree with the discussion set forth below. This summary does not address aspects of United States federal taxation other than income taxation, nor does it address all aspects of United States federal income taxation, including aspects of United States federal income taxation that may be applicable to particular beneficial owners of Common Shares including but not limited to beneficial owners of Common Shares who are dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method, insurance companies, tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts, financial institutions, real estate investment trusts, regulated investment companies, persons that are not U.S. Shareholders, certain U.S. expatriates, persons who hold Common Shares through partnerships or other pass-through entities, persons who own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of Kimber or the Offeror, persons whose functional currency is not the U.S. dollar or who acquired their Common Shares in a compensatory transaction, persons subject to the alternative minimum tax and persons who hold Common Shares as part of a constructive sale, wash sale, conversion transaction or other integrated transaction for tax purposes or a straddle, hedge or synthetic security. This summary is limited to U.S. Shareholders who hold their Common Shares as a “capital asset” within the meaning of Section 1221 of the Code. This summary also does not address the United States federal income tax consequences to beneficial owners of options to purchase Common Shares or beneficial owners of stock or securities convertible or exchangeable into Common Shares. In addition, it does not address state, local or non-U.S. tax consequences. Finally, as discussed below, this summary does not discuss any tax consequences of any Subsequent Acquisition Transaction.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Common Shares that is (i) an individual citizen or resident alien of the United States, as determined for United States federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if either (a) a United States court is able to exercise primary jurisdiction over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person for these purposes.

This summary does not address the United States federal income tax considerations with respect to non-U.S. Shareholders arising from the disposition of Common Shares. A “non-U.S. Shareholder” is a beneficial owner of Common Shares that is not a U.S. Shareholder or a partnership (including an entity or arrangement classified as a partnership for United States federal income tax purposes).

If a partnership (including an entity or arrangement classified as a partnership for United States federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such a partnership, and a partner in such a partnership, should consult its own tax advisor with regard to the United States federal income tax consequences of selling Common Shares pursuant to the Offer (or a Compulsory Acquisition).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Shareholder. This summary is not exhaustive of all United States federal income tax considerations. Consequently, U.S. Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares pursuant to the Offer (or a Compulsory Acquisition) or of other transactions described in Section 11 of the Circular, “Acquisition of Common Shares not Deposited” above, in each case having regard to their own particular circumstances, and any other consequences to them of such transactions under United States federal, state, or local tax laws and under non-U.S. tax laws.

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, THE OFFEROR IS INFORMING YOU THAT (A) THIS SUMMARY AND ANY DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES CONTAINED IN THE OFFER ARE NOT INTENDED AND WERE NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THIS SUMMARY AND ANY OTHER DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES CONTAINED IN THE OFFER WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER BY THE OFFEROR, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Companies”, a U.S. Shareholder that sells Common Shares pursuant to the Offer (or a Compulsory Acquisition) generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the U.S. dollar value of the amount of the Canadian dollar cash payment received (which amount will not be reduced by any related Canadian taxes paid by the U.S. Shareholder directly or by withholding but will exclude any amounts received in a Compulsory Acquisition that are or are deemed to be interest for United States federal income tax purposes, which will be treated as ordinary income) and (ii) the U.S. Shareholder’s adjusted tax basis in the Common Shares (determined in U.S. dollars) that are sold pursuant to the Offer or the Compulsory Acquisition. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period for the Common Shares sold is greater than one year at the time of the sale. Long-term capital gains of non-corporate U.S. Shareholders are currently eligible for reduced rates of United States federal income taxation. A U.S. Shareholder’s ability to deduct capital losses is subject to certain limitations.

The U.S. dollar value of the amount of the Canadian dollar cash payment received by a U.S. Shareholder will be determined by reference to the spot rate of exchange on the date of the sale pursuant to the

Offer (or a Compulsory Acquisition). However, if the Common Shares are treated as traded on an “established securities market” and the U.S Shareholder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which election must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. Shareholder will determine the U.S. dollar value of the amount of the Canadian dollar cash payment received based on the spot rate of exchange on the settlement date of the sale pursuant to the Offer (or a Compulsory Acquisition). If a U.S. Shareholder is an accrual basis taxpayer and does not make this special election, such U.S. Shareholder generally will recognize foreign currency gain or loss for United States federal income tax purposes equal to the difference (if any) between the U.S. dollar values of the amount of the Canadian dollar cash payment received determined by reference to the spot rates of exchange in effect on the date of the sale of Common Shares and on the settlement date of the sale of Common Shares. Any such foreign currency gain or loss generally will be treated as United States source ordinary income or loss and will be in addition to the gain or loss, if any, that such U.S. Shareholder recognizes on the sale of Common Shares pursuant to the Offer (or a Compulsory Acquisition).

A U.S. Shareholder will have a tax basis in Canadian dollars received equal to the U.S. dollar value of the Canadian dollars on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Shareholder generally should not be required to recognize foreign currency gain or loss. Gain or loss, if any, recognized by a U.S. Shareholder on the sale or other disposition of Canadian dollars received on a date subsequent to receipt generally will be United States source ordinary income or loss.

A U.S. Shareholder should consult its own tax advisor regarding the tax treatment of foreign currency gain or loss.

Additional Tax on Passive Income

A U.S. Shareholder that is an individual, estate or trust and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including capital gains from the sale of the Shares, subject to certain limitations and exceptions.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A U.S. Shareholder that pays (directly or through withholding) Canadian income taxes resulting from a sale of Common Shares pursuant to the Offer (or a Compulsory Acquisition) may be entitled to claim such Canadian income taxes as a credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations. Gain or loss, if any, recognized by a U.S. Shareholder on the sale of Common Shares generally will be United States source gain or loss for foreign tax credit purposes, unless, in the case of a U.S. Shareholder eligible for benefits under the income tax treaty between the United States and Canada, the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of that treaty. Alternatively, a U.S. Shareholder may take a deduction for any such Canadian income taxes if the U.S. Shareholder does not elect to claim a foreign tax credit for any non-U.S. taxes paid during the taxable year. U.S. Shareholders should consult their own tax advisors regarding the foreign tax credit implications of selling Common Shares pursuant to the Offer (or a Compulsory Acquisition).

Passive Foreign Investment Companies

In general, Kimber would be a passive foreign investment company (a “PFIC”) for any taxable year if, applying certain look-through rules, either 75% or more of its gross income for such year constituted “passive income” or 50% or more of its assets (based on an average of the quarterly values of its assets during such taxable year) produced, or were held for the production of, passive income. For purposes of these tests, passive income generally includes, among other things, dividends, interest, certain royalties and rents, and gains from certain commodities and securities transactions and from the sale or exchange of property that gives rise to passive income.

Neither the Offeror nor the Offeror’s counsel has made any determination as to the PFIC status of Kimber. U.S. Shareholders should be aware that Kimber has publicly disclosed on its website that, in consultation with Kimber’s U.S. tax advisors, Kimber believes that it should be classified as a PFIC for its taxable year ended June 30, 2012 (see Kimber’s Form 20-F for the fiscal year ended June 30, 2012 filed on EDGAR at www.edgar.com). It is not clear whether Kimber will be classified as a PFIC during subsequent taxable years, including its current taxable year. The determination of PFIC status is fundamentally factual in nature, depends on the application of complex United States federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that Kimber has or has not been classified as a PFIC for any prior taxable year or whether Kimber will be classified as a PFIC during its current taxable year.

As described below, a U.S. Shareholder will be subject to the PFIC rules with respect to its Common Shares if Kimber is or has been treated as a PFIC for any taxable year during such U.S. Shareholder’s holding period for its Common Shares. Certain elections may be available (including a “mark-to-market” or “qualified electing fund” election) to U.S. Shareholders that may mitigate the adverse consequences resulting from PFIC status, particularly if they are made in the first taxable year during such U.S. Shareholder’s holding period in which Kimber is treated as a PFIC. Given the adverse tax consequences if the PFIC rules apply, U.S. Shareholders are urged to consult their own tax advisors regarding the consequences of Kimber being classified as a PFIC, including the manner in which the PFIC rules may affect the U.S. federal income tax consequences of the disposition of the Common Shares pursuant to the Offer (or a Compulsory Acquisition), as well as on the availability and effect of any election under the PFIC rules.

PFIC Status – No Elections

If Kimber is or has been a PFIC at any time during a U.S. Shareholder’s holding period for the Common Shares, and the U.S. Shareholder has not made any election under the PFIC rules with respect to its Common Shares, then (i) any gain recognized by the U.S. Shareholder from the sale of Common Shares pursuant to the Offer (or a Compulsory Acquisition) will be allocated ratably over the U.S. Shareholder’s holding period for the Common Shares, (ii) the amount allocated to the taxable year in which the gain is recognized and any taxable year in the U.S. Shareholder’s holding period for the Common Shares prior to the first taxable year in which Kimber became a PFIC will be treated as ordinary income (rather than as capital gain), (iii) the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations in such taxable year, as appropriate, applicable to ordinary income (rather than capital gains) and (iv) the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

PFIC Status – QEF Election

If Kimber is or has been a PFIC at any time during a U.S. Shareholder’s holding period for the Common Shares, and the U.S. Shareholder is eligible for and has timely made an effective election (a “QEF Election”) to treat Kimber as a “qualified electing fund” (a “QEF”) in the first taxable year of such U.S. Shareholder’s holding period in which Kimber was classified as a PFIC, such U.S. Shareholder would generally not be subject to the PFIC rules described above under “— PFIC Status — No Elections”. Instead, the United States federal income tax consequences of the disposition of Common Shares pursuant to the Offer (or a Compulsory Acquisition) to a U.S. Shareholder that has made a timely and effective QEF Election will be substantially similar to the consequences described above in “— Disposition of Common Shares”. If a U.S. Shareholder has made a QEF Election with respect to Kimber for a taxable year after the first taxable year in such U.S. Shareholder’s holding period in which Kimber was classified as a PFIC, such U.S. Shareholder would continue to be subject to the rules described under “— PFIC Status — No Elections”. Any such U.S. Shareholder should consult its own tax advisor regarding the availability of and application of such rules to it in its particular circumstances.

PFIC Status – Mark-to-Market Election

If Kimber is or was a PFIC for any taxable year in which a U.S. Shareholder has held Common Shares and such U.S. Shareholder has made a timely and effective election to mark the Common Shares to market (a “Mark-to-Market Election”) in the first taxable year of such U.S. Shareholder’s holding period in which Kimber was classified as a PFIC, such U.S. Shareholder would generally not be subject to the PFIC rules described above under “— PFIC Status — No Elections”. Instead, any gain recognized by the U.S. Shareholder from the sale of Common Shares pursuant to the Offer (or a Compulsory Acquisition) will be treated as ordinary income (rather than capital gain) and any loss will be treated as ordinary loss (but only to the extent of the net amount of previously included income as a result of the U.S. Shareholder’s Mark-to-Market Election with respect to the Common Shares). If a U.S. Shareholder held Common Shares for one or more taxable years during which Kimber is treated as a PFIC and did not make a timely Mark-to-Market Election with respect to its Common Shares held during the first of those years (even if such election was not available during the first of those years because the Common Shares were not marketable stock), a coordination rule generally applies. Any such U.S. Shareholder should consult its own tax advisor regarding the availability of, and application of such rules to it in its particular circumstances.

Information Reporting and Backup Withholding

Cash payments received by a U.S. Shareholder with respect to the sale of Common Shares pursuant to the Offer (or a Compulsory Acquisition) may be subjected to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Shareholder that furnishes a correct taxpayer identification number and makes any other required certifications or that is otherwise exempt from backup withholding. U.S. Shareholders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules may be credited against a U.S. Shareholder’s U.S. federal income tax liability, and a U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules, by timely furnishing any required information to the IRS.

If Kimber is a PFIC, a U.S. Shareholder will be required to file IRS Form 8621 for the taxable year in which the U.S. Shareholder recognizes gain from the sale of Common Shares pursuant to the Offer (or a Compulsory Acquisition). In the event a U.S. Shareholder does not file the IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Shareholder for the related tax year may not close until after the date such information is filed.

Subsequent Acquisition Transaction

As described in Section 11 of the Circular, “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. If the Offeror is unable to effect a Compulsory Acquisition or if the Offeror elects not to proceed with a Compulsory Acquisition, then the Offeror may propose a Subsequent Acquisition Transaction as described above in Section 11 of the Circular, “Acquisition of Common Shares not Deposited”. The United States federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out. Generally, if a U.S. Shareholder receives cash in exchange for Common Shares, it is expected that the United States federal income tax consequences to the U.S. Shareholder will be substantially similar to the consequences described above, whichever is applicable. However, there can be no assurance that the United States federal income tax consequences of a Subsequent Acquisition Transaction will not be materially different from the consequences described in this summary. U.S. Shareholders should consult their own tax advisors with respect to the United States federal income tax consequences and any other relevant tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe any tax consequences of any such transaction to a U.S. Shareholder.

18.	Lock-up Agreements

The Offeror has entered into lock-up agreements with the directors and officers of Kimber who own, collectively, 6,363,399 Common Shares and 2,724,015 Kimber Options representing an aggregate of approximately 9,087,414 Common Shares (which is approximately 6.1% of the outstanding Common Shares on a non-diluted basis as of the date hereof and approximately 7.5% of the outstanding Common Shares on a non-diluted basis as of the date of the Support Agreement), pursuant to which such directors and officers have agreed to, subject to certain exceptions in the event of a Superior Proposal, among other things, support the Offer, not solicit any Acquisition Proposals, exercise the Kimber Options held by them and deposit Common Shares held by them under the Offer and not to withdraw such Common Shares.

19.	Depositary

The Offeror has engaged Computershare Investor Services Inc. as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at the office specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario, Canada. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the

Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

20.	Information Agent

The Offeror has engaged Laurel Hill Advisory Group to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of pocket expenses.

21.	Financial Advisor

The Offeror, through its affiliate CDM, has retained Axemen to act as its financial advisor with respect to the Offer. Pursuant to the engagement letter between Axemen and CDM, Axemen agreed to provide certain financial advisory services to CDM and its affiliates, including with respect to the evaluation of the Offer and other services customarily rendered by a financial advisor in the circumstances. CDM agreed to pay Axemen a work fee of $25,000, plus applicable taxes, payable in quarterly advancements. In addition, CDM and Axemen each agreed to use their reasonable efforts to negotiate a success fee consistent with market practice upon the closing of any transaction of CDM or its affiliates in which Axemen performed a primary role in identifying and delivering to CDM or its affiliates.

Except as set forth above, the Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer. Stockbrokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Common Shares directly to the Depositary. However, a broker or nominee through whom a Beneficial Shareholder owns Common Shares may charge a fee to tender Common Shares on behalf of the Shareholder. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

22.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult legal counsel.

23.	Directors’ Approval

The contents of the Offer and Circular have been approved, and the sending of the Offer and Circular to the Shareholders has been authorized, by the board of directors of the Offeror.

CONSENT OF CANADIAN COUNSEL

TO:	The Directors of the Offeror

We hereby consent to the reference to our name and opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated October 10, 2013 made by the Offeror to the holders of common shares of Kimber.

(signed) Blake, Cassels & Graydon LLP

Vancouver, Canada

October 10, 2013

APPROVAL AND CERTIFICATE OF

THE OFFEROR

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of Kimber Resources Inc. has been authorized, by the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: October 10, 2013

(signed) “John Detmold”		(signed) “José Luis Ramos”
Name:	JOHN DETMOLD	NAME:	JOSÉ LUIS RAMOS
Title:	President	Title:	Vice President, CFO

(signed) “Adriana Sandoval”
NAME:	ADRIANA SANDOVAL
Title:	Vice President

On behalf of the Board of Directors

(signed) “Arturo Rosas”
Name:	ARTURO ROSAS
Title:	Director

APPENDIX A

SECTION 300 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Acquisition procedures

300 (1) In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a) make an acquisition offer jointly or in concert, or

(b) intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree”, in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2) For the purposes of this section,

(a) every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b) each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3) If an acquisition offer is accepted within the meaning of subsection (2) (b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4) If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5) On the application of an offeree under subsection (4), the court may

(a) set the price and terms of payment, and

(b) make consequential orders and give directions the court considers appropriate.

(6) If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a) send a copy of the notice to the subject company, and

(b) pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7) On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

(8) Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9) If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10) If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

APPENDIX B

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF THE OFFEROR

Set forth in the table below is the name, province/state and country of residence, country of citizenship, current principal occupation and material occupations, positions, offices or employments held during the past five years with respect to each of the directors and executive officers of the Offeror.

In the past five years, none of the persons listed below has been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name, Province/State, Country of Residence and Country of Citizenship	Principal Occupation within Previous Five Years
Arturo Rosas Barrientos / Sole Director México D.F., México	Director of Invecture Group
John Detmold / President México D.F., México	President of Invecture Group
Adriana Sandoval / Vice President México D.F., México	Vice President of Invecture Group
José Luis Ramos / Vice President - CFO México D.F., México	Vice President of Invecture Group

The Kimber Board, after consultation with its financial and legal advisors, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Kimber and its Shareholders and, accordingly, the Kimber Board UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and TENDER their Common Shares to the Offer.

QUESTIONS MAY BE DIRECTED TO:

THE INFORMATION AGENT:

Laurel Hill

NORTH AMERICAN TOLL-FREE

1-877-452-7184

Email: assistance@laurelhill.com

Banks and Brokers and collect calls outside North America

1-416-304-0211

THE DEPOSITARY:

Computershare Investor Services Inc.

By Mail	By Registered Mail, Hand
or by Courier
PO Box 7021
31 Adelaide Street East	100 University Avenue
Toronto, ON	8th Floor
M5C 3H2	Toronto, ON
Canada	M5J 2Y1
Attention: Corporate Actions	Canada
Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Overseas: 1-514-982-7555

E-Mail: corporateactions@computershare.com

Any questions or requests for assistance may be directed to the Depositary or the Information Agent. Requests for additional copies of this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.